MEMORANDUM OF CHANGES
                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 171

         The Prospectus filed with Amendment No. 1 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Van Kampen Focus Portfolios, Series 171 on August 17, 1999. An effort has been made to set forth below each of the major changes and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

     Cover Page. The date of the Prospectus has been completed.

     Pages 2-3. "The Summary of Essential Financial Information" section and
          "Fee Table" have been completed.

     Pages 4-19. Revisions have been made and the portfolios have been completed.

     Pages 20-35. The descriptions of the Securities issuers have been completed.

     Pages 36-39. The Report of Independent Certified Public Accountants and
          Statements of Condition have been completed.




                                                              FILE NO. 333-83363
                                                                    CIK #1025323


                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004


                                 Amendment No. 1
                                       to
                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.


A.   Exact Name of Trust: VAN KAMPEN FOCUS PORTFOLIOS, SERIES 171

B.   Name of Depositor: VAN KAMPEN FUNDS INC.

C.   Complete address of Depositor's principal executive offices:

               One Parkview Plaza
               Oakbrook Terrace, Illinois  60181

D.   Name and complete address of agents for service:

CHAPMAN AND CUTLER          VAN KAMPEN FUNDS INC.
Attention:  Mark J. Kneedy  Attention:  A. Thomas Smith III, General Counsel
111 West Monroe Street      One Parkview Plaza
Chicago, Illinois  60603    Oakbrook Terrace, Illinois  60181


E.   Title of securities being registered: Units of proportionate interest

F.   Approximate date of proposed sale to the public:


             AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE
                             REGISTRATION STATEMENT

/ X / Check box if it is proposed that this filing will become effective at 2:00 p.m. on August 17, 1999 pursuant to Rule 487. ----


                                   Van Kampen
                              Focus Portfolios(SM)
                       A Division of Van Kampen Funds Inc.


Internet Trust
   Series 16A
   Series 16B

New Frontier Utility Trust
   Series 7A
   Series 7B

Pharmaceutical Trust
   Series 7A
   Series 7B

Telecommunications & Bandwidth Trust
   Series 7A
   Series 7B

Morgan Stanley High-Technology
   35 IndexSM Trust
   Series 8A
   Series 8B



--------------------------------------------------------------------------------


   Van Kampen Focus Portfolios, Series 171 includes the unit investment trusts described above (the "Trusts"). Each Trust seeks to increase the value of your investment by investing in a diversified portfolio of common stocks of companies within a particular industry. We offer each portfolio in two separate Trusts with different maturity options. Series A Trusts terminate in 15 months for investors with shorter investment horizons. Series B Trusts terminate in five years for investors with longer investment horizons. Of course, we cannot guarantee that a Trust will achieve its objective.










                                 August 17, 1999



       You should read this prospectus and retain it for future reference.



--------------------------------------------------------------------------------
 The Securities and Exchange Commission has not approved or disapproved of the
        Units or passed upon the adequacy or accuracy of this prospectus.
               Any contrary representation is a criminal offense.


                   Summary of Essential Financial Information
                                 August 17, 1999

                                                Series A          Series B
Public Offering Price                            Trusts            Trusts
                                              ------------      ------------
Aggregate value of Securities per Unit (1)    $     9.900       $    9.900
Sales charge                                        0.295            0.450
  Less deferred sales charge                        0.195            0.350
Public offering price per Unit (2)            $    10.000       $   10.000

General Information
Initial Date of Deposit                        August 17, 1999
Series A Mandatory Termination Date            November 21, 2000
Series B Mandatory Termination Date            August 17, 2004
Record Dates                                   June 10 and December 10
Distribution Dates                             June 25 and December 25

Trust Information

                                                             Estimated        Estimated                       Estimated
                                             Aggregate        Initial          Annual         Redemption   Organizational
                              Initial         Value of      Distribution      Dividends        Price per      Costs per
            Trust             Units (3)    Securities (1)   per Unit (4)    per Unit (4)       Unit (5)       Unit (1)
        ------------       --------------   -------------   -------------   -------------    -------------  -------------
Internet Series A                 14,961   $      148,122             N/A   $     0.00166   $        9.69   $    0.01056
Internet Series B                 14,961   $      148,122             N/A   $     0.00166   $        9.53   $    0.01324
High-Tech Index Series A          14,926   $      147,758   $        0.01   $     0.01301   $        9.70   $    0.01426
High-Tech Index Series B          14,926   $      147,758   $        0.01   $     0.01301   $        9.54   $    0.01888
New Frontier Utility Series A     15,002   $      148,516   $        0.05   $     0.18400   $        9.70   $    0.01975
New Frontier Utility Series B     15,002   $      148,516   $        0.05   $     0.18400   $        9.54   $    0.01143
Pharmaceutical Series A           10,199   $      100,962   $        0.01   $     0.05810   $        9.69   $    0.02931
Pharmaceutical Series B           10,199   $      100,962   $        0.01   $     0.05810   $        9.54   $    0.03014
Telecommunications Series A       14,964   $      148,140          N/A      $   0.01011     $        9.68   $    0.01612
Telecommunications Series B       14,964   $      148,140          N/A      $   0.01011     $        9.53   $    0.02271


--------------------------------------------------------------------------------

(1) Each Security is valued at the most recent closing sale price on its principal trading exchange or at the most recent asked price if not listed on the last business day before the Initial Date of Deposit. You will bear all or a portion of the expenses incurred in organizing and offering your Trust. The public offering price includes the estimated amount of these costs. The Trustee will deduct these expenses from your Trust at the end of the initial offering period (approximately three months). The estimated amount for each Trust is described above and is included in the "Estimated
     Costs Over Time" on the next page.

(2) The public offering price will include any accumulated dividends or cash in the Income or Capital Accounts of a Trust.

(3) At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the public offering price per Unit equals $10. The number of Units and fractional interest of each Unit in a Trust will increase or decrease to the extent of any adjustment.

(4) This estimate is based on the most recently declared quarterly dividends or interim and final dividends accounting for any foreign withholding taxes.
     Actual dividends may vary due to a variety of factors. See "Risk Factors".
     The initial distribution is expected to occur in June 2000 for the High-Tech Index Series A and Series B and in December 1999 for all other
     Trusts.

(5)  The redemption price is reduced by any remaining deferred sales charge. See
     "Rights of Unitholders--Redemption of Units". The redemption price includes the estimated organizational and offering costs. The redemption price will not include these costs after the initial offering period.

                                    Fee Table
                                                      Series A          Series B
                                                       Trusts            Trusts
                                                    ----------        ----------
Transaction Fees (as % of offering price)
 Initial sales charge (1)........................         1.00%            1.00%
 Deferred sales charge (2).......................         1.95%            3.50%
                                                    -----------        ---------

 Maximum sales charge............................         2.95%            4.50%
                                                    ===========        =========

 Maximum sales charge on reinvested dividends....         1.95%            3.50%
                                                    ===========        =========

                                                      Trustee's Fee           Supervisory           Estimated Total
                                                      and Operating          and Evaluation        Annual Expenses
Estimated Annual Expenses per Unit                       Expenses                 Fees                 per Unit
                                                     --------------          -------------          ------------
Internet Series A .............................      $      0.00946         $      0.00500         $      0.01446
Internet Series B .............................      $      0.00987         $      0.00500         $      0.01487
High-Tech Index Series A ......................      $      0.01028         $      0.00500         $      0.01528
High-Tech Index Series B ......................      $      0.01112         $      0.00500         $      0.01612
New Frontier Utility Series A .................      $      0.02525         $      0.00500         $      0.03025
New Frontier Utility Series B .................      $      0.03357         $      0.00500         $      0.03857
Pharmaceutical Series A .......................      $      0.01278         $      0.00500         $      0.01778
Pharmaceutical Series B .......................      $      0.01486         $      0.00500         $      0.01986
Telecommunications Series A ...................      $      0.01070         $      0.00500         $      0.01570
Telecommunications Series B ...................      $      0.01174         $      0.00500         $      0.01674
Estimated Costs Over Time (3)                              One Year       Three Years     Five Years         Ten Years
                                                        --------------   -------------   -------------    --------------
Internet Series A.................................      $          32    $         77          N/A              N/A
Internet Series B.................................      $          48    $         51    $     55               N/A
High-Tech Index Series A..........................      $          32    $         78          N/A              N/A
High-Tech Index Series B..........................      $          49    $         53    $     57               N/A
New Frontier Utility Series A.....................      $          35    $         85          N/A              N/A
New Frontier Utility Series B.....................      $          50    $         58    $     66               N/A
Pharmaceutical Series A...........................      $          34    $         84          N/A              N/A
Pharmaceutical Series B...........................      $          50    $         54    $     58               N/A
Telecommunications Series A.......................      $          33    $         80          N/A              N/A
Telecommunications Series B.......................      $          49    $         53    $     57               N/A

   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you reinvest all distributions at the end of each year. The Series A Trust examples assume that you reinvest your investment into a new trust when the Trust terminates at the end of each 15-month period. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Trust
Operating Expenses".

--------------------------------------------------------------------------------

(1) The initial sales charge is the difference between the maximum sales charge and the deferred sales charge.

(2) The deferred sales charge for Series A Trusts is actually equal to $0.195 per Unit. The deferred sales charge for Series B Trusts is actually equal to $0.35 per Unit. These amounts will exceed the percentages above if the public offering price per Unit falls below $10 and will be less than the percentage above if the public offering price per Unit exceeds $10. The deferred sales charge accrues daily from December 10, 1999 through August
     9, 2000. Your Trust pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full.

(3) These examples include the estimated expenses incurred in establishing and offering your Trust. The amount of these expenses is described on the preceding page.


Internet Trusts

   Each Trust seeks to increase the value of your Units over time by investing in a portfolio of common stocks of companies primarily involved in the enabling technology or communication services areas of the Internet. In selecting these stocks, we considered companies engaged in one or more of the following areas:

                              [CHART APPEARS HERE]

    o   Manufacturers or providers of enabling technology

    o   Access equipment

    o   Communications equipment

    o   Service providers

    o   Access and value-added services

    o   Commerce and value-added services

    o   Software and network services

   With a computer and access to the Internet you are connected to the world. You can gather information, have a conversation, make a reservation or pay a bill. This Trust may offer the potential to benefit from one of the latest technological innovations. Consider that experts expect:

     o The internet audience to increase from 100 million by the end of 1998 to 320 million by 2002

     o The percentage of World Wide Web users making purchases online to grow from 26% in 1997 to 40% in 2002

     o World Wide Web commerce to increase from $2.6 billion in 1996 to $400 billion in 2002 (International Data Corporation)

   Of course, we cannot guarantee that your Trust will achieve its objective. The value of your Units may fall below the price you paid for the Units. Stocks of internet-related companies have been subject to extreme price volatility and speculative trading. These Trusts are appropriate for aggressive investors or as an aggressive growth component of your investment portfolio. You should read the "Risk Factors" section before you invest.

   Two Maturity Options. Because different investors have different investment horizons, we offer two portfolios with different maturities that invest in the same companies. You should consider Series A if you intend to hold your investment for 15 months or less. You should consider Series B if you intend to hold your investment for approximately five years. In either case, you should consider the impact of price volatility when selecting the appropriate Series. While Series A and Series B invest in the same companies, they are separate portfolios and have different sales charges and expenses. As a result, the performance and exact composition of each Trust may differ.

Series A Portfolio
----------------------------------------------------------------------------------------------------------------
                                                                                 Current              Cost of
Number                                                      Market Value         Dividend             Securities
of Shares       Name of Issuer (1)                          per Share (2)        Yield (3)            to Trust (2)
----------      -----------------------------------       ---------------       -----------         ------------
        37      Amazon.com, Inc.                            $     98.250               0.00%        $   3,635.25
        38      America Online, Inc.                              94.938               0.00             3,607.63
        41      Applied Micro Circuits Corporation                91.500               0.00             3,751.50
        31      Ariba, Inc.                                      119.063               0.00             3,690.94
        29      Broadcom Corporation                             127.438               0.00             3,695.69
        22      Brocade Communications Systems, Inc.             172.000               0.00             3,784.00
        58      Cisco Systems, Inc.                               63.500               0.00             3,683.00
        67      Citrix Systems, Inc.                              54.375               0.00             3,643.13
        45      CMGI, Inc.                                        82.000               0.00             3,690.00
        54      Conexant Systems, Inc.                            66.313               0.00             3,580.88
        33      Copper Mountain Networks, Inc                    104.250               0.00             3,440.25
        44      DoubleClick, Inc                                  84.750               0.00             3,729.00
        34      eBay, Inc                                        109.000               0.00             3,706.00
        61      EMC Corporation                                   60.875               0.00             3,713.38
       100      eToys, Inc                                        36.063               0.00             3,606.25
        51      Exodus Communications, Inc.                       73.250               0.00             3,735.75
        41      Gadzoox Networks, Inc.                            88.000               0.00             3,608.00
        69      Gemstar International Group, Ltd.                 55.125               0.00             3,803.63
        32      Inktomi Corporation                              117.438               0.00             3,758.00
        29      International Business Machines Corporation      127.438               0.38             3,695.69
        39      JDS Uniphase Corporation                          95.813               0.00             3,736.69
        18      Juniper Networks, Inc.                           204.000               0.00             3,672.00
       106      Knight/Trimark Group, Inc                         34.563               0.00             3,663.63
        55      Lucent Technologies, Inc.                         66.563               0.12             3,660.94
        94      Lycos, Inc                                        40.500               0.00             3,807.00
        47      MCI WorldCom, Inc.                                78.563               0.00             3,692.44
        44      Microsoft Corporation                             84.250               0.00             3,707.00
        43      Nortel Networks Corporation                       87.000               0.17             3,741.00
        40      PMC-Sierra, Inc                                   93.500               0.00             3,740.00
        53      Priceline.com, Inc.                               68.875               0.00             3,650.38
        46      QLogic Corporation                                79.500               0.00             3,657.00
       125      Qwest Communications International, Inc.          29.125               0.00             3,640.63
        48      RealNetworks, Inc.                                80.125               0.00             3,846.00
        50      Sun Microsystems, Inc.                            74.938               0.00             3,746.88
        44      VeriSign, Inc.                                    86.000               0.00             3,784.00
        69      VERITAS Software Corporation                      54.313               0.00             3,747.56
        79      Verity, Inc                                       48.750               0.00             3,851.25
        67      Vignette Corporation                              54.875               0.00             3,676.63
        54      Vitesse Semiconductor Corporation                 69.938               0.00             3,776.63
        28      Yahoo!, Inc.                                     134.500               0.00             3,766.00
----------                                                                                          ------------
     2,065                                                                                          $ 148,121.63
==========                                                                                          ============

See "Notes to Portfolios".

Series B Portfolio
----------------------------------------------------------------------------------------------------------------
                                                                                Current              Cost of
Number                                                      Market Value        Dividend             Securities
of Shares        Name of Issuer (1)                         per Share (2)       Yield (3)            to Trust (2)
----------      -----------------------------------       ---------------       -----------         ------------
        37      Amazon.com, Inc.                            $     98.250               0.00%        $   3,635.25
        38      America Online, Inc.                              94.938               0.00             3,607.63
        41      Applied Micro Circuits Corporation                91.500               0.00             3,751.50
        31      Ariba, Inc.                                      119.063               0.00             3,690.94
        29      Broadcom Corporation                             127.438               0.00             3,695.69
        22      Brocade Communications Systems, Inc.             172.000               0.00             3,784.00
        58      Cisco Systems, Inc.                               63.500               0.00             3,683.00
        67      Citrix Systems, Inc.                              54.375               0.00             3,643.13
        45      CMGI, Inc.                                        82.000               0.00             3,690.00
        54      Conexant Systems, Inc.                            66.313               0.00             3,580.88
        33      Copper Mountain Networks, Inc                    104.250               0.00             3,440.25
        44      DoubleClick, Inc                                  84.750               0.00             3,729.00
        34      eBay, Inc                                        109.000               0.00             3,706.00
        61      EMC Corporation                                   60.875               0.00             3,713.38
       100      eToys, Inc                                        36.063               0.00             3,606.25
        51      Exodus Communications, Inc.                       73.250               0.00             3,735.75
        41      Gadzoox Networks, Inc.                            88.000               0.00             3,608.00
        69      Gemstar International Group, Ltd.                 55.125               0.00             3,803.63
        32      Inktomi Corporation                              117.438               0.00             3,758.00
        29      International Business Machines Corporation      127.438               0.38             3,695.69
        39      JDS Uniphase Corporation                          95.813               0.00             3,736.69
        18      Juniper Networks, Inc.                           204.000               0.00             3,672.00
       106      Knight/Trimark Group, Inc                         34.563               0.00             3,663.63
        55      Lucent Technologies, Inc.                         66.563               0.12             3,660.94
        94      Lycos, Inc                                        40.500               0.00             3,807.00
        47      MCI WorldCom, Inc.                                78.563               0.00             3,692.44
        44      Microsoft Corporation                             84.250               0.00             3,707.00
        43      Nortel Networks Corporation                       87.000               0.17             3,741.00
        40      PMC-Sierra, Inc                                   93.500               0.00             3,740.00
        53      Priceline.com, Inc.                               68.875               0.00             3,650.38
        46      QLogic Corporation                                79.500               0.00             3,657.00
       125      Qwest Communications International, Inc.          29.125               0.00             3,640.63
        48      RealNetworks, Inc.                                80.125               0.00             3,846.00
        50      Sun Microsystems, Inc.                            74.938               0.00             3,746.88
        44      VeriSign, Inc.                                    86.000               0.00             3,784.00
        69      VERITAS Software Corporation                      54.313               0.00             3,747.56
        79      Verity, Inc                                       48.750               0.00             3,851.25
        67      Vignette Corporation                              54.875               0.00             3,676.63
        54      Vitesse Semiconductor Corporation                 69.938               0.00             3,776.63
        28      Yahoo!, Inc.                                     134.500               0.00             3,766.00
----------                                                                                          ------------
     2,065                                                                                          $ 148,121.63
==========                                                                                          ============

See "Notes to Portfolios".



Morgan Stanley High-Technology 35 IndexSM Trusts

   Each Trust seeks to provide capital appreciation through an investment in a portfolio of the common stocks included in the Morgan Stanley High-Technology 35 IndexSM on the Initial Date of Deposit. In creating the index, the Morgan Stanley Technology Research Group sought to design a benchmark that provides broad industry representation of equally-weighted, highly liquid, pure technology companies that is rebalanced annually. Morgan Stanley set the index value to 200 as of the close of trading on December 18, 1994. The American Stock Exchange computes the value of the index in real-time during trading hours under the symbol "MSH". The index is the exclusive property and is a service mark of Morgan Stanley.


                              [CHART APPEARS HERE]


   Pure Technology. The index includes 35 pure technology companies representing the full breadth of technology industry segments. These segments include Computer Services, Networking and Telecommunications Equipment, PC Hardware and Peripherals, Electronic Connectors and Components, Server/Technical Software, Wireless Telecommunications Equipment, Semiconductor Capital Equipment, PC Software/Internet/New Media and Server Hardware and Semiconductors. The index attempts to include bellwether stocks that provide a balanced representation of these sub-industries. The index includes only electronics-based technology companies and excludes biotechnology, medical, test and instrumentation companies.

   Equal Weighting. The index is an equal weighted index that includes large and small industry bellwether stocks. The index seeks to minimize the pitfalls of market capitalization indexes. Morgan Stanley believes that market capitalization indexes fail to accommodate the wide range of market capitalizations and revenue bases common to the technology industry.

   Rebalancing. Morgan Stanley rebalances the index to an equal weighting per company on the third Friday of each December. This allows stocks that appreciate during the year to command increasing influence in the index while guarding against the long-term negatives of a market-capitalization weighted index. We will not rebalance your Trust portfolio annually. Changes in the index will not necessarily result in changes in your portfolio. However, we may offer additional portfolios each year that include the current index components and weightings.

   As with any investment, we cannot guarantee that your Trust will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" Section before you invest.

   Two Maturity Options. Because different investors have different investment horizons, we offer two portfolios with different maturities that invest in the same companies. You should consider Series A if you intend to hold your investment for 15 months or less. You should consider Series B if you intend to hold your investment for approximately five years. In either case, you should consider the impact of price volatility when selecting the appropriate Series. While Series A and Series B invest in the same companies, they are separate portfolios and have different sales charges and expenses. As a result, the performance and exact composition of each Trust may differ.

Series A Portfolio
--------------------------------------------------------------------------------------------------------------
                                                                                Current              Cost of
Number                                                      Market Value        Dividend             Securities
of Shares        Name of Issuer (1)                         per Share (2)       Yield (3)            to Trust (2)
----------      -----------------------------------       ---------------       -----------         ------------
        70      3Com Corporation                            $     23.938               0.00%        $   1,675.63
        28      Amazon.com, Inc                                   98.250               0.00             2,751.00
        58      America Online, Inc.                              94.938               0.00             5,506.38
        66      Applied Materials, Inc.                           70.500               0.00             4,653.00
        79      Automatic Data Processing, Inc.                   40.500               0.75             3,199.50
        35      Broadcom Corporation                             127.438               0.00             4,460.31
        68      Cisco Systems, Inc.                               63.500               0.00             4,318.00
        72      Compaq Computer Corporation                       23.625               0.34             1,701.00
        79      Computer Associates International, Inc.           48.188               0.17             3,806.81
        45      Computer Sciences Corporation                     66.063               0.00             2,972.81
        91      Dell Computer Corporation                         41.500               0.00             3,776.50
        67      Electronic Arts, Inc.                             60.500               0.00             4,053.50
        67      Electronic Data Systems Corporation               57.125               1.05             3,827.38
        73      EMC Corporation                                   60.875               0.00             4,443.88
       107      First Data Corporation                            47.438               0.17             5,075.81
        45      Hewlett-Packard Company                          110.313               0.58             4,964.06
        52      Intel Corporation                                 78.563               0.15             4,085.25
        35      International Business Machines Corporation      127.438               0.38             4,460.31
        46      Intuit, Inc.                                      80.563               0.00             3,705.88
        62      Lucent Technologies, Inc.                         66.563               0.12             4,126.88
        58      Micron Technology, Inc.                           60.500               0.00             3,509.00
        44      Microsoft Corporation                             84.250               0.00             3,707.00
        53      Motorola, Inc.                                    91.750               0.52             4,862.75
        65      Nortel Networks Corporation                       87.000               0.17             5,655.00
       119      Oracle Corporation                                39.375               0.00             4,685.63
       194      Parametric Technology Corporation                 14.500               0.00             2,813.00
       179      PeopleSoft, Inc.                                  14.625               0.00             2,617.88
        84      Seagate Technology, Inc.                          30.688               0.00             2,577.75
        83      Solectron Corporation                             72.250               0.00             5,996.75
3       78      STMicroelectronics N.V.                           73.875               0.09             5,762.25
        75      Sun Microsystems, Inc.                            74.938               0.00             5,620.31
        94      Tellabs, Inc.                                     64.563               0.00             6,068.88
        35      Texas Instruments Incorporated                   151.563               0.22             5,304.69
       100      Xilinx, Inc.                                      71.125               0.00             7,112.50
        29      Yahoo!, Inc.                                     134.500               0.00             3,900.50
----------                                                                                          ------------
     2,535                                                                                          $ 147,757.78
==========                                                                                          ============

See "Notes to Portfolios".

Series B Portfolio
--------------------------------------------------------------------------------------------------------------
                                                                                Current              Cost of
Number                                                      Market Value        Dividend             Securities
of Shares        Name of Issuer (1)                         per Share (2)       Yield (3)            to Trust (2)
----------      -----------------------------------       ---------------       -----------         ------------
        70      3Com Corporation                            $     23.938               0.00%        $   1,675.63
        28      Amazon.com, Inc                                   98.250               0.00             2,751.00
        58      America Online, Inc.                              94.938               0.00             5,506.38
        66      Applied Materials, Inc.                           70.500               0.00             4,653.00
        79      Automatic Data Processing, Inc.                   40.500               0.75             3,199.50
        35      Broadcom Corporation                             127.438               0.00             4,460.31
        68      Cisco Systems, Inc.                               63.500               0.00             4,318.00
        72      Compaq Computer Corporation                       23.625               0.34             1,701.00
        79      Computer Associates International, Inc.           48.188               0.17             3,806.81
        45      Computer Sciences Corporation                     66.063               0.00             2,972.81
        91      Dell Computer Corporation                         41.500               0.00             3,776.50
        67      Electronic Arts, Inc.                             60.500               0.00             4,053.50
        67      Electronic Data Systems Corporation               57.125               1.05             3,827.38
        73      EMC Corporation                                   60.875               0.00             4,443.88
       107      First Data Corporation                            47.438               0.17             5,075.81
        45      Hewlett-Packard Company                          110.313               0.58             4,964.06
        52      Intel Corporation                                 78.563               0.15             4,085.25
        35      International Business Machines Corporation      127.438               0.38             4,460.31
        46      Intuit, Inc.                                      80.563               0.00             3,705.88
        62      Lucent Technologies, Inc.                         66.563               0.12             4,126.88
        58      Micron Technology, Inc.                           60.500               0.00             3,509.00
        44      Microsoft Corporation                             84.250               0.00             3,707.00
        53      Motorola, Inc.                                    91.750               0.52             4,862.75
        65      Nortel Networks Corporation                       87.000               0.17             5,655.00
       119      Oracle Corporation                                39.375               0.00             4,685.63
       194      Parametric Technology Corporation                 14.500               0.00             2,813.00
       179      PeopleSoft, Inc.                                  14.625               0.00             2,617.88
        84      Seagate Technology, Inc.                          30.688               0.00             2,577.75
        83      Solectron Corporation                             72.250               0.00             5,996.75
3       78      STMicroelectronics N.V.                           73.875               0.09             5,762.25
        75      Sun Microsystems, Inc.                            74.938               0.00             5,620.31
        94      Tellabs, Inc.                                     64.563               0.00             6,068.88
        35      Texas Instruments Incorporated                   151.563               0.22             5,304.69
       100      Xilinx, Inc.                                      71.125               0.00             7,112.50
        29      Yahoo!, Inc.                                     134.500               0.00             3,900.50
----------                                                                                          ------------
     2,535                                                                                          $ 147,757.78
==========                                                                                          ============

See "Notes to Portfolios".


New Frontier Utility Trusts

   Each Trust seeks to increase the value of your Units over time by investing in a portfolio of common stocks of companies diversified within the utility industry. We selected stocks of companies from internet, cable, electric, gas and telephone utility companies. The utility industry has experienced an increase in deregulation in recent years. Regulatory bodies once protected electric utilities but now these companies are being forced to find innovative ways to thrive in an increasingly competitive market place. Consolidation, technological advances and increased competition are pushing utility companies into a variety of other businesses such as long distance and local telephone and cable.


                              [CHART APPEARS HERE]


   We believe that the transformation of the utility industry is still in its infancy. We believe that traditional electric utilities possess a significant amount of under-utilized fiber-optic cable. Fiber-optic cable allows data to be sent as colored light pulses through a cable thinner than a pencil. This wire was formerly used to monitor equipment across the electric utility service territories and is only now beginning to be utilized to diversify into other businesses. Fiber-optic cables provide the bandwidth that companies need to compete in the developing data and voice transmission business segments. This may allow utility companies to consolidate into full service providers for all utility, telephone, cable and information needs. Consider these factors:

     o More than 100 electric utilities currently offer Internet access. (Wall Street Journal, September 21, 1998)

     o Sophisticated electronics that could carry a few thousand telephone calls 15 years ago can now carry more than 1 million at one time. (Dow Jones Interactive)

     o Electric utility companies own more than 40,000 miles of fiber-optic cable, They have the nation's third largest telecommunications infrastructure. (Forbes, April 1999)

   We cannot guarantee that your Trust will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   Two Maturity Options. Because different investors have different investment horizons, we offer two portfolios with different maturities that invest in the same companies. You should consider Series A if you intend to hold your investment for 15 months or less. You should consider Series B if you intend to hold your investment for approximately five years. In either case, you should consider the impact of price volatility when selecting the appropriate Series. While Series A and Series B invest in the same companies, they are separate portfolios and have different sales charges and expenses. As a result, the performance and exact composition of each Trust may differ.

Series A Portfolio
--------------------------------------------------------------------------------------------------------------
                                                                                Current              Cost of
Number                                                      Market Value        Dividend             Securities
of Shares        Name of Issuer (1)                         per Share (2)       Yield (3)            to Trust (2)
----------      -----------------------------------       ---------------       -----------         ------------
        88      Adelphia Communications Corporation         $     60.250               0.00%        $   5,302.00
        76      ALLTEL Corporation                                70.438               1.73             5,353.25
       108      AT&T Corporation                                  49.000               1.80             5,292.00
       110      BellSouth Corporation                             48.875               1.55             5,376.25
        67      Calpine Corporation                               80.063               0.00             5,364.19
       128      CenturyTel, Inc.                                  41.563               0.43             5,320.00
       267      Cincinnati Bell, Inc.                             19.500               2.05             5,206.50
       191      Cinergy Corporation                               27.875               6.46             5,324.13
       150      Comcast Corporation                               35.125               0.00             5,268.75
       144      Cox Communications, Inc.                          36.813               0.00             5,301.00
       138      DTE Energy Company                                38.625               5.33             5,330.25
       207      Energy East Corporation                           25.500               3.29             5,278.50
       121      Enron Corporation                                 43.875               1.14             5,308.88
       188      FirstEnergy Corporation                           28.438               5.27             5,346.25
        70      GTE Corporation                                   75.500               2.49             5,285.00
       173      MidAmerican Energy Holdings Company               30.500               0.00             5,276.50
       166      The Montana Power Company                         31.688               2.52             5,260.13
        94      Nextel Communications, Inc.                       56.000               0.00             5,264.00
        56      NEXTLINK Communications, Inc.                     98.000               0.00             5,488.00
       300      Northeast Utilities                               17.688               0.00             5,306.25
       127      PECO Energy Company                               41.688               2.40             5,294.31
       182      Qwest Communications International, Inc           29.125               0.00             5,300.75
       198      Reliant Energy, Inc.                              26.625               5.63             5,271.75
        96      SBC Communications, Inc.                          55.000               1.77             5,280.00
       101      Sprint Corporation                                51.000               0.98             5,151.00
       132      Texas Utilities Company                           40.063               5.74             5,288.25
       124      VoiceStream Wireless Corporation                  43.000               0.00             5,332.00
       131      The Williams Companies, Inc.                      40.813               1.47             5,346.44
----------                                                                                          ------------
     3,933                                                                                          $ 148,516.33
==========                                                                                          ============

See "Notes to Portfolios".

Series B Portfolio
--------------------------------------------------------------------------------------------------------------
                                                                                Current              Cost of
Number                                                      Market Value        Dividend             Securities
of Shares        Name of Issuer (1)                         per Share (2)       Yield (3)            to Trust (2)
----------      -----------------------------------       ---------------       -----------         ------------
        88      Adelphia Communications Corporation         $     60.250               0.00%        $   5,302.00
        76      ALLTEL Corporation                                70.438               1.73             5,353.25
       108      AT&T Corporation                                  49.000               1.80             5,292.00
       110      BellSouth Corporation                             48.875               1.55             5,376.25
        67      Calpine Corporation                               80.063               0.00             5,364.19
       128      CenturyTel, Inc.                                  41.563               0.43             5,320.00
       267      Cincinnati Bell, Inc.                             19.500               2.05             5,206.50
       191      Cinergy Corporation                               27.875               6.46             5,324.13
       150      Comcast Corporation                               35.125               0.00             5,268.75
       144      Cox Communications, Inc.                          36.813               0.00             5,301.00
       138      DTE Energy Company                                38.625               5.33             5,330.25
       207      Energy East Corporation                           25.500               3.29             5,278.50
       121      Enron Corporation                                 43.875               1.14             5,308.88
       188      FirstEnergy Corporation                           28.438               5.27             5,346.25
        70      GTE Corporation                                   75.500               2.49             5,285.00
       173      MidAmerican Energy Holdings Company               30.500               0.00             5,276.50
       166      The Montana Power Company                         31.688               2.52             5,260.13
        94      Nextel Communications, Inc.                       56.000               0.00             5,264.00
        56      NEXTLINK Communications, Inc.                     98.000               0.00             5,488.00
       300      Northeast Utilities                               17.688               0.00             5,306.25
       127      PECO Energy Company                               41.688               2.40             5,294.31
       182      Qwest Communications International, Inc           29.125               0.00             5,300.75
       198      Reliant Energy, Inc.                              26.625               5.63             5,271.75
        96      SBC Communications, Inc.                          55.000               1.77             5,280.00
       101      Sprint Corporation                                51.000               0.98             5,151.00
       132      Texas Utilities Company                           40.063               5.74             5,288.25
       124      VoiceStream Wireless Corporation                  43.000               0.00             5,332.00
       131      The Williams Companies, Inc.                      40.813               1.47             5,346.44
----------                                                                                          ------------
     3,933                                                                                          $ 148,516.33
==========                                                                                          ============

See "Notes to Portfolios".

Pharmaceutical Trusts

   Each Trust seeks to increase the value of your Units over time by investing in a portfolio of common stocks of companies diversified within the pharmaceuticals industry. The pharmaceuticals industry is changing in dynamic ways. We believe that industry and demographic trends suggest that this activity will continue to grow. We designed these Trusts to benefit from companies that are poised for growth in this industry.


                              [CHART APPEARS HERE]


   Consider these factors from Standard & Poor's Industry Surveys data:

     o Approximately 70% of the pharmaceutical industry's prescription drug production is distributed to hospitals, health maintenance organizations (HMOs) and retail pharmacies. These organizations are becoming more important in the current health care environment.

     o Aging baby boomers, coupled with longer life expectancies, may contribute to an expanding elderly population. The World Health Organization expects the global over-65 population to increase to more than 690 million by 2025.

     o We believe that these demographic trends may drive the treatment methods for chronic conditions that often afflict the elderly (such as hypertension, arthritis, Alzheimer's disease and depression). Pharmaceuticals may be a cost-effective alternative to expensive hospitalization in a highly cost-conscious health care environment.

     o The Food and Drug Administration (FDA) has established procedures to speed up review times. Approval times for new drug applications have declined from an average of 34 months in 1986 to 16.2 months in 1997. The FDA approved more new drug applications in 1996 than in the previous ten years.

   Of course, we cannot guarantee that your Trust will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   Two Maturity Options. Because different investors have different investment horizons, we offer two portfolios with different maturities that invest in the same companies. You should consider Series A if you intend to hold your investment for 15 months or less. You should consider Series B if you intend to hold your investment for approximately five years. In either case, you should consider the impact of price volatility when selecting the appropriate Series. While Series A and Series B invest in the same companies, they are separate portfolios and have different sales charges and expenses. As a result, the performance and exact composition of each Trust may differ.

Series A Portfolio
--------------------------------------------------------------------------------------------------------------
                                                                                Current              Cost of
Number                                                      Market Value        Dividend             Securities
of Shares        Name of Issuer (1)                         per Share (2)       Yield (3)            to Trust (2)
----------      -----------------------------------       ---------------       -----------         ------------
        53      Allergan, Inc.                              $      96.313              0.58%        $   5,104.56
        70      Alpharma, Inc.                                    36.375               0.49             2,546.25
       121      American Home Products Corporation                40.750               2.21             4,930.75
        30      Amgen, Inc.                                       83.375               0.00             2,501.25
        40      Andrx Corporation                                 63.125               0.00             2,525.00
        37      Bausch & Lomb, Inc.                               68.875               1.51             2,548.38
        38      Baxter International, Inc.                        67.250               1.73             2,555.50
       101      Biogen, Inc.                                      75.688               0.00             7,644.44
        74      Bristol-Myers Squibb Company                      68.875               1.25             5,096.75
        85      ChiRex, Inc.                                      30.000               0.00             2,550.00
        39      Eli Lilly and Company                             64.438               1.43             2,513.06
       101      Forest Laboratories, Inc.                         48.625               0.00             4,911.13
        45      Genentech, Inc.                                  162.125               0.00             7,295.63
        84      Genzyme Corporation                               59.750               0.00             5,019.00
        32      Gilead Sciences, Inc.                             81.250               0.00             2,600.00
        41      IDEC Pharmaceuticals Corporation                 123.500               0.00             5,063.50
        19      Immunex Corporation                              134.438               0.00             2,554.31
        78      Johnson & Johnson                                 97.563               1.15             7,609.88
        87      Jones Pharma, Inc.                                28.875               0.35             2,512.13
        77      MedImmune, Inc.                                  100.750               0.00             7,757.75
        96      Priority Healthcare Corporation                   26.875               0.00             2,580.00
        50      Schering-Plough Corporation                       49.688               1.01             2,484.38
+       82      SmithKline Beecham Plc                            61.625               1.51             5,053.25
        77      Warner-Lambert Company                            65.000               1.23             5,005.00
----------                                                                                          -----------
     1,557                                                                                          $  100,961.90
==========                                                                                          ============

See "Notes to Portfolios".

Series B Portfolio
--------------------------------------------------------------------------------------------------------------
                                                                                Current              Cost of
Number                                                      Market Value        Dividend             Securities
of Shares        Name of Issuer (1)                         per Share (2)       Yield (3)            to Trust (2)
----------      -----------------------------------       ---------------       -----------         ------------
        53      Allergan, Inc.                              $      96.313              0.58%        $   5,104.56
        70      Alpharma, Inc.                                    36.375               0.49             2,546.25
       121      American Home Products Corporation                40.750               2.21             4,930.75
        30      Amgen, Inc.                                       83.375               0.00             2,501.25
        40      Andrx Corporation                                 63.125               0.00             2,525.00
        37      Bausch & Lomb, Inc.                               68.875               1.51             2,548.38
        38      Baxter International, Inc.                        67.250               1.73             2,555.50
       101      Biogen, Inc.                                      75.688               0.00             7,644.44
        74      Bristol-Myers Squibb Company                      68.875               1.25             5,096.75
        85      ChiRex, Inc.                                      30.000               0.00             2,550.00
        39      Eli Lilly and Company                             64.438               1.43             2,513.06
       101      Forest Laboratories, Inc.                         48.625               0.00             4,911.13
        45      Genentech, Inc.                                  162.125               0.00             7,295.63
        84      Genzyme Corporation                               59.750               0.00             5,019.00
        32      Gilead Sciences, Inc.                             81.250               0.00             2,600.00
        41      IDEC Pharmaceuticals Corporation                 123.500               0.00             5,063.50
        19      Immunex Corporation                              134.438               0.00             2,554.31
        78      Johnson & Johnson                                 97.563               1.15             7,609.88
        87      Jones Pharma, Inc.                                28.875               0.35             2,512.13
        77      MedImmune, Inc.                                  100.750               0.00             7,757.75
        96      Priority Healthcare Corporation                   26.875               0.00             2,580.00
        50      Schering-Plough Corporation                       49.688               1.01             2,484.38
+       82      SmithKline Beecham Plc                            61.625               1.51             5,053.25
        77      Warner-Lambert Company                            65.000               1.23             5,005.00
----------                                                                                          ------------
     1,557                                                                                          $ 100,961.90
==========                                                                                          ============

See "Notes to Portfolios".

Telecommunications & Bandwidth Trusts

   Each Trust seeks to increase the value of your Units over time by investing in a portfolio of common stocks of companies diversified within the communications industry. Technological advancements have made it possible for people to communicate in ways that were not possible in the past. We designed these Trusts to benefit from companies leading in these advancements. Cellular phones, the Internet, e-mail and personal pagers have rapidly changed the way people communicate.


                              [CHART APPEARS HERE]


   Bandwidth measures the connection that links data from one place to another. With the popularity of the telecommunications and internet sectors increasing, the demand to send data over these connections is increasing. Greater bandwidth makes it possible for these industries to operate by passing digital signals through a medium such as glass fibers at higher capacities. The greater the bandwidth, the greater the information carrying capacity.

     o We believe that in the next few years the telecommunications industry could develop in a manner similar to that of the computer industry since the late 1970s. This is partly due to deregulation and increased competition but is primarily due to the increase in demand for greater bandwidth resulting from the growth of the Internet.

     o Some anticipate that the raw bandwidth available by the year 2000 will be 10,000 times greater than in 1996. (Source: LIDO).

     o Telecommunications speed is currently doubling every 150 days. (Source: PricewaterhouseCoopers Technology Center).

     o The volume of Internet traffic is currently doubling every 100 days. If this trend continues, the total volume of data carried over the world's telecommunications infrastructure will exceed that of voice by 2002. (Source: PricewaterhouseCoopers Technology Center; A.D. Little).

   There is no assurance that these trends will continue or that expectations will actually occur. If these trends do not continue or if current expectations are not realized, your investment could be adversely affected. Of course, we cannot guarantee that your Trust will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

   Two Maturity Options. Because different investors have different investment horizons, we offer two portfolios with different maturities that invest in the same companies. You should consider Series A if you intend to hold your investment for 15 months or less. You should consider Series B if you intend to hold your investment for approximately five years. In either case, you should consider the impact of price volatility when selecting the appropriate Series. While Series A and Series B invest in the same companies, they are separate portfolios and have different sales charges and expenses. As a result, the performance and exact composition of each Trust may differ.

Series A Portfolio
--------------------------------------------------------------------------------------------------------------
                                                                                Current              Cost of
Number                                                      Market Value        Dividend             Securities
of Shares        Name of Issuer (1)                         per Share (2)       Yield (3)            to Trust (2)
----------      -----------------------------------       ---------------       -----------         ------------
        98      Allegiance Telecom, Inc.                    $     51.000               0.00%        $   4,998.00
        54      Applied Micro Circuits Corporation                91.500               0.00             4,941.00
       100      AT&T Corporation                                  49.000               1.80             4,900.00
        38      Broadcom Corporation                             127.438               0.00             4,842.63
        29      Brocade Communications Systems, Inc.             172.000               0.00             4,988.00
        78      Cisco Systems, Inc.                               63.500               0.00             4,953.00
+       60      Colt Telecom Group Plc                            81.750               0.00             4,905.00
        74      Conexant Systems, Inc.                            66.313               0.00             4,907.13
        45      Copper Mountain Networks, Inc                    104.250               0.00             4,691.25
        76      Corning, Inc.                                     65.250               1.10             4,959.00
       115      Covad Communications Group, Inc.                  42.875               0.00             4,930.63
        43      Emulex Coporation                                117.250               0.00             5,041.75
       102      E-Tek Dynamics, Inc.                              47.625               0.00             4,857.75
        58      Gadzoox Networks, Inc.                            88.000               0.00             5,104.00
        53      Harmonic, Inc.                                    94.625               0.00             5,015.13
        40      hi/fn, Inc.                                      122.000               0.00             4,880.00
        52      JDS Uniphase Corporation                          95.813               0.00             4,982.25
        24      Juniper Networks, Inc.                           204.000               0.00             4,896.00
        62      MCI WorldCom, Inc.                                78.563               0.00             4,870.88
       201      McLeodUSA, Inc.                                   24.688               0.00             4,962.19
        88      Nextel Communications, Inc.                       56.000               0.00             4,928.00
        52      NEXTLINK Communications, Inc.                     98.000               0.00             5,096.00
        57      Nortel Networks Corporation                       87.000               0.17             4,959.00
        53      PMC-Sierra, Inc.                                  93.500               0.00             4,955.50
        62      Qlogic Corporation                                79.500               0.00             4,929.00
       169      Qwest Communications International, Inc.          29.125               0.00             4,922.13
        69      SDL, Inc.                                         69.750               0.00             4,812.75
        95      TranSwitch Corporation                            52.250               0.00             4,963.75
        91      United States Cellular Corporation                54.750               0.00             4,982.25
        71      Vitesse Semiconductor Corporation                 69.938               0.00             4,965.56
----------                                                                                          ------------
     2,209                                                                                          $ 148,139.53
==========                                                                                          ============

See "Notes to Portfolios".

Series B Portfolio
--------------------------------------------------------------------------------------------------------------
                                                                                Current              Cost of
Number                                                      Market Value        Dividend             Securities
of Shares        Name of Issuer (1)                         per Share (2)       Yield (3)            to Trust (2)
----------      -----------------------------------       ---------------       -----------         ------------
        98      Allegiance Telecom, Inc.                    $     51.000               0.00%        $   4,998.00
        54      Applied Micro Circuits Corporation                91.500               0.00             4,941.00
       100      AT&T Corporation                                  49.000               1.80             4,900.00
        38      Broadcom Corporation                             127.438               0.00             4,842.63
        29      Brocade Communications Systems, Inc.             172.000               0.00             4,988.00
        78      Cisco Systems, Inc.                               63.500               0.00             4,953.00
+       60      Colt Telecom Group Plc                            81.750               0.00             4,905.00
        74      Conexant Systems, Inc.                            66.313               0.00             4,907.13
        45      Copper Mountain Networks, Inc                    104.250               0.00             4,691.25
        76      Corning, Inc.                                     65.250               1.10             4,959.00
       115      Covad Communications Group, Inc.                  42.875               0.00             4,930.63
        43      Emulex Coporation                                117.250               0.00             5,041.75
       102      E-Tek Dynamics, Inc.                              47.625               0.00             4,857.75
        58      Gadzoox Networks, Inc.                            88.000               0.00             5,104.00
        53      Harmonic, Inc.                                    94.625               0.00             5,015.13
        40      hi/fn, Inc.                                      122.000               0.00             4,880.00
        52      JDS Uniphase Corporation                          95.813               0.00             4,982.25
        24      Juniper Networks, Inc.                           204.000               0.00             4,896.00
        62      MCI WorldCom, Inc.                                78.563               0.00             4,870.88
       201      McLeodUSA, Inc.                                   24.688               0.00             4,962.19
        88      Nextel Communications, Inc.                       56.000               0.00             4,928.00
        52      NEXTLINK Communications, Inc.                     98.000               0.00             5,096.00
        57      Nortel Networks Corporation                       87.000               0.17             4,959.00
        53      PMC-Sierra, Inc.                                  93.500               0.00             4,955.50
        62      Qlogic Corporation                                79.500               0.00             4,929.00
       169      Qwest Communications International, Inc.          29.125               0.00             4,922.13
        69      SDL, Inc.                                         69.750               0.00             4,812.75
        95      TranSwitch Corporation                            52.250               0.00             4,963.75
        91      United States Cellular Corporation                54.750               0.00             4,982.25
        71      Vitesse Semiconductor Corporation                 69.938               0.00             4,965.56
----------                                                                                          ------------
     2,209                                                                                          $ 148,139.53
==========                                                                                          ============

See "Notes to Portfolios".


Notes to Portfolios

(1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on August 16, 1999 and have a settlement date of August 19, 1999 (see "The Trusts").

(2) The market value of each Security is based on the most recent closing sale price on the applicable exchange on the day prior to the Initial Date of Deposit or the most recent asked price if not listed on an exchange. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:

                                                                      Profit
                                                 Cost to             (Loss) To
                                                 Sponsor              Sponsor
                                             --------------       --------------
     Internet Series A                        $148,132             $   (10)
     Internet Series B                        $148,132             $   (10)
     High-Tech Index Series A                 $147,763             $    (5)
     High-Tech Index Series B                 $147,763             $    (5)
     New Frontier Utility Series A            $148,516             $    --
     New Frontier Utility Series B            $148,516             $    --
     Pharmaceutical Series A                  $101,004             $   (42)
     Pharmaceutical Series B                  $101,004             $   (42)
     Telecommunications Series A              $148,132             $     8
     Telecommunications Series B              $148,132             $     8


     "+" indicates that the stock is held in the form American Depositary Receipts or similar receipts.

     "3" indicates that the stock is a foreign common stock traded on a U.S. securities exchange.


(3) Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's market value as of the most recent close of trading on the business day prior to the Initial Date of Deposit. Estimated annual dividends per share are calculated by annualizing the most recently declared dividends or by adding the most recent interim and final dividends declared and reflect any foreign withholding taxes.


   The Securities. A brief description of each of the issuers of the Securities is listed below.

    Morgan Stanley High-Technology 35 IndexSM Trusts

    3Com Corporation. 3Com Corporation provides networking solutions that include switches, hubs, remote access systems, routers, network management software, network interface cards, modems and organizers. The company focuses on four customer markets, large enterprise, small/medium enterprise, consumer/small office, and carrier/service provider.

    Amazon.com, Inc. Amazon.com, Inc., an online retailer, sells books, music, videotapes, audio-tapes, and other products. The company offers a catalog of approximately three million titles, search and browse features, e-mail services, personalized shopping services, Web-based credit card payment, and direct shipping to customers.

    America Online, Inc. America Online, Inc. provides interactive communications and services through its America Online and CompuServe worldwide Internet online services. The company's Web sites offer such features as a personalized news service, electronic mail via the Web, an online community center, public and private meeting rooms and interactive conversations, and guest interviews.

   Applied Materials, Inc. Applied Materials, Inc. develops, manufactures, markets, and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry. The company's customers include semiconductor wafer manufacturers and semiconductor integrated circuit manufacturers.

   Automatic Data Processing, Inc. Automatic Data Processing, Inc. provides computerized transaction processing, data communications, software, and information services. The company also provides payroll services and human resource information systems, as well as offers securities transaction processing and investor communications services.

    Broadcom Corporation. Broadcom Corporation develops integrated silicon solutions that enable broadband digital data transmission to the home and within the business enterprise. The company's products enable the high-speed transmission of data over existing communications infrastructures. Broadcom provides integrated circuits for the cable set-top boxes, cable modems, high-speed networking, and similar markets.

   Cisco Systems, Inc. Cisco Systems, Inc. supplies data networking products to the corporate enterprise and public wide area service provider markets. The company offers a variety of products including routers, LAN switches, frame relay/ATM, and remote access concentrators. Cisco's clients include utilities, corporations, universities, governments, and small to medium-size businesses worldwide.

   Compaq Computer Corporation. Compaq Computer Corporation, an information technology company, develops and markets hardware, software, solutions, and services. The company's products and solutions include enterprise computing solutions, fault-tolerant business-critical solutions, networking and communication products, commercial desktop and portable products, and consumer personal computers.

   Computer Associates International, Inc. Computer Associates International, Inc. designs, develops, markets, licenses, and supports standardized computer software products. The company's products are used with a variety of desktop, midrange, and mainframe computers. Computer Associates offers various enterprise systems management, information management, and business applications solutions to a variety of organizations.

    Computer Sciences Corporation. Computer Sciences Corporation provides information technology services to commercial and government markets. The company specializes in management consulting, information systems consulting and integration, and outsourcing.

    Dell Computer Corporation. Dell Computer Corporation designs, develops, manufactures, markets, services, and supports a variety of computer systems. Computer systems include desktop computer systems, notebook computers, workstations, and network server and storage products. The company sells its products and services to corporate, government, medical, and education customers, as well as individuals.

   Electronic Arts, Inc. Electronic Arts, Inc. creates, markets, and distributes interactive entertainment software for a variety of hardware platforms. The company markets its products under the Electronic Arts, EA SPORTS, Maxis, ORIGIN, Bullfrog Productions, Westwood Studios, and Jane's Combat Simulations brand names.

   Electronic Data Systems Corporation. Electronic Data Systems Corporation offers systems and technology services, business process management, management consulting, and electronic business. The company's services include the management of computers, networks, information systems, information processing facilities, business operations, and related personnel.

   EMC Corporation. EMC Corporation designs, manufactures, markets, and supports hardware, software, and service products for the enterprise storage market. The company's enterprise storage systems and software products are sold as integrated storage solutions for customers utilizing a variety of computing platforms, including "UNIX" and "Windows NT."

   First Data Corporation. First Data Corporation provides electronic commerce solutions. The company offers a variety of processing solutions, including credit, debit, check, and pre-paid payments, along with value-added information and Internet based services.

    Hewlett-Packard Company. Hewlett-Packard Company designs, manufactures, and services products and systems for measurement, computation, and communications. The company's products include computers, calculators, workstations, printers, disc and tape drives, and medical diagnostic and monitoring devices. Hewlett-Packard sells its products around the world.

   Intel Corporation. Intel Corporation designs, manufactures, and sells computer components and related products. The company's major products include microprocessors, chipsets, embedded processors and microcontrollers, flash memory products, graphics products, network and communications products, systems management software, conferencing products, and digital imaging products.

    International Business Machines Corporation (IBM). International Business Machines Corporation (IBM) provides customer solutions through the use of advanced information technology. The company's solutions include technologies, systems, products, services, software, and financing. IBM offers its products through its global sales and distribution organization, as well as through a variety of third party distributors and resellers.

   Intuit, Inc. Intuit, Inc. develops and markets software products and related services. The company provides software units that allow households and small businesses to automate financial tasks, including accounting and personal finances. Intuit also offers supplies, checks and invoices, and financial services. The company sells its products worldwide.

   Lucent Technologies, Inc. Lucent Technologies, Inc. designs, develops, and manufactures communications systems, software, and products. The company sells public communications systems, as well as supplies systems and software worldwide. Lucent's research and development activities are conducted through Bell Laboratories.

   Micron Technology, Inc. Micron Technology, Inc., through its subsidiaries, manufactures and markets semiconductor memory and enhancement products for workstations and personal computers. The company's products include dynamic random access memory chips (DRAMs), static random access memory chips (SRAMs), memory modules, graphics accelerators, and radio frequency identification products.

    Microsoft Corporation. Microsoft Corporation develops, manufactures, licenses, sells, and supports software products. The company offers operating system software, server application software, business and consumer applications software, software development tools, and Internet and intranet software. Microsoft also develops the MSN network of Internet products and services.

   Motorola, Inc. Motorola, Inc. provides integrated communications solutions and embedded electronic solutions. The company offers software-enhanced wireless telephones, two-way radios, messaging and satellite communications products and systems, as well as networking and Internet-access products. Customers include consumers, network operators, and commercial, government, and industrial customers.

    Nortel Networks Corporation. Nortel Networks Corporation builds and supports unified, global, high-capacity public and private data networks. The company's systems employ telephony, Internet protocol technology, and wireline and wireless networking. Nortel operates worldwide.

    Oracle Corporation. Oracle Corporation supplies software for enterprise information management. The company offers databases and relational servers, application development and decision support tools, and enterprise business applications. Oracle's software runs on network computers, personal digital assistants, set-top devices, work- stations, PCs, minicomputers, mainframes, and massively parallel computers.

   Parametric Technology Corporation. Parametric Technology Corporation develops, markets, and supports integrated product development and process lifecycle management solutions. The company's software solutions are used worldwide.

    PeopleSoft, Inc. PeopleSoft, Inc. designs, develops, markets, and supports client/server application software products. The company's products are used throughout large and medium sized organizations and higher education institutions, as well as government agencies.

   Seagate Technology, Inc. Seagate Technology, Inc. designs, manufactures, and markets products for storage, retrieval, and management of data on computer and data communications systems. The company's products include disc drives and disc drive components, tape drives, and software. Seagate sells its products to original equipment manufacturers, distributors, resellers, dealers, system integrators, and retailers.

    Solectron Corporation. Solectron Corporation provides integrated solutions that span the entire product life cycle. The company provides pre-production planning and design, manufacturing, distribution, and end-of-life product service and support to electronics original equipment manufacturers around the world.

    STMicroelectronics N.V. STMicroelectronics N.V. designs, develops, manufactures, and markets semiconductor integrated circuits and discrete devices. The company's products are used in the telecommunications, consumer, automotive, computer, and industrial sectors. Customers are located in North America, Europe, Asia/Pacific, and Japan.

   Sun Microsystems, Inc. Sun Microsystems, Inc. supplies enterprise network computing products. The company's products include desktop systems, servers, storage subsystems, network switches, software, microprocessors, and a full range of services and support. Sun's products are used for many demanding commercial and technical applications in various industries located around the world.

   Tellabs, Inc. Tellabs, Inc. designs, manufactures, markets, and services voice, data, and video transport and network access systems. The company's products are used worldwide by public telephone companies, long-distance carriers, alternate service providers, cellular service providers, cable operators, government agencies, utilities, and business end-users.

   Texas Instruments Inc. Texas Instruments Inc. provides semiconductor products worldwide, as well as designs and supplies digital signal processing solutions and analog integrated circuits. The company's semiconductor products include standard logic, application-specific integrated circuits, reduced instruction-set computing microprocessors, and microcontrollers.

   Xilinx, Inc. Xilinx, Inc. designs, develops, and markets complete programmable logic solutions. The company's solutions include advanced integrated circuits, software design tools, predefined system functions delivered as cores of logic, and field engineering support. Xilinx sells its products through several channels of distribution to customers in the United States and overseas.

    Yahoo!, Inc. Yahoo!, Inc., a global Internet media company, offers an online guide to Web navigation, aggregated information content, communication services, and commerce. The company's site includes a hierarchical, subject-based directory of Web sites, which enables users to locate and access desired information and services through hypertext links included in the directory.

    Internet Trust

    Amazon.com, Inc. Amazon.com, Inc., an online retailer, sells books, music, videotapes, audio-tapes, and other products. The company offers a catalog of approximately three million titles, search and browse features, e-mail services, personalized shopping services, Web-based credit card payment, and direct shipping to customers.

    America Online, Inc. America Online, Inc. provides interactive communications and services through its America Online and CompuServe worldwide Internet online services. The company's Web sites offer such features as a personalized news service, electronic mail via the Web, an online community center, public and private meeting rooms and interactive conversations, and guest interviews.

    Applied Micro Circuits Corporation. Applied Micro Circuits Corporation designs, develops, manufactures, and markets high-performance, high-bandwidth silicon solutions for the world's communications infrastructure. The company provides products for the automated test equipment, high-speed computing, and military markets.

   Ariba, Inc. Ariba, Inc. provides intranet- and Internet-based business-to-business electronic commerce solutions for operating resources. Operating resources include information technology and telecommunications equipment, professional services, facilities and office equipment, and expense items.

    Broadcom Corporation. Broadcom Corporation develops integrated silicon solutions that enable broadband digital data transmission to the home and within the business enterprise. The company's products enable the high-speed transmission of data over existing communications infrastructures. Broadcom provides integrated circuits for the cable set-top boxes, cable modems, high-speed networking, and similar markets.

   Brocade Communications Systems, Inc. Brocade Communications Systems, Inc. provides switching solutions for storage area networks (SAN). The company's switching solutions utilize the fiber channel interconnect protocol. Brocade's family of "silkworm" switches enables a company to manage growth of its data storage requirements, improve the data transfer performance, and increase the size of its SAN.

   Cisco Systems, Inc. Cisco Systems, Inc. supplies data networking products to the corporate enterprise and public wide area service provider markets. The company offers a variety of products including routers, LAN switches, frame relay/ATM, and remote access concentrators. Cisco's clients include utilities, corporations, universities, governments, and small to medium-size businesses worldwide.

    Citrix Systems, Inc. Citrix Systems, Inc. supplies thin client/server application server products and technologies that enable enterprise-wide deployment of applications designed for "Windows" operating systems. The company's "WinFrame" and "MetaFrame" product lines enable organizations to deploy and manage "Windows" applications without regard to location, network connection, or type of client hardware platform.

   CMGI, Inc. CMGI, Inc. invests in, develops, and integrates advanced Internet, interactive, and database management technologies. The company also provides fulfillment services through its subsidiaries.

   Conexant Systems, Inc. Conexant Systems, Inc. provides semiconductor products for communications applications. The company develops and manufactures system-level solutions that use mixed-signal processing technology to combine analog and digital functions. Conexant's portfolio of applications include modems, asynchronous transfer mode networking, video, imaging, and digital subscriber line technology.

   Copper Mountain Networks, Inc. Copper Mountain Networks, Inc. supplies high-speed DSL-based communications products for the broadband access market. The company's solutions enable telecommunications service providers to provide high-speed connectivity over the existing copper wire telephone infrastructure to the business, multi-tenant unit and residential markets.

    DoubleClick, Inc. DoubleClick, Inc. provides Internet advertising solutions for advertisers and Web publishers. The company's DoubleClick Network provides fully-outsourced ad sales, delivery, and related services to Web site publishers. DoubleClick's DART Service provides Web publishers and advertisers with the ability to control the delivery, measurement, and analysis of their marketing campaigns.

   eBay, Inc. eBay, Inc. is a person-to-person trading community on the Internet. The company's service is used by buyers and sellers for the exchange of personal items such as coins, collectibles, computers, memorabilia, stamps, and toys. eBay is a fully automated, topically arranged 24-hour service on which sellers can list items for sale and buyers can bid on the prices.

   EMC Corporation. EMC Corporation designs, manufactures, markets, and supports hardware, software, and service products for the enterprise storage market. The company's enterprise storage systems and software products are sold as integrated storage solutions for customers utilizing a variety of computing platforms, including "UNIX" and "Windows NT."

   eToys, Inc. eToys, Inc. is a web-based retailer of children's products. The company's products include toys, video games, software, videos, and music.

   Exodus Communications, Inc. Exodus Communications, Inc. provides Internet system and network management solutions for enterprises with mission-critical Internet operations. The company manages its operations through Internet data centers located throughout the United States and a server hosting facility in England. Exodus also provides, through a subsidiary, network and system security consulting services.

   Gadzoox Networks, Inc. Gadzoox Networks, Inc. provides hardware and software products for storage area networks (SAN). The company sells its SAN products primarily through original equipment manufacturers.


   Gemstar International Group Limited. Gemstar International Group Limited develops, markets, and licenses proprietary technologies aimed at making technology user-friendly for consumers. The company provides electronic program guide services all through the television electronic remote control. Gemstar's product is built into televisions, VCRs, and TV/VCR combination units, and is licensed to cable and other service providers.

    Inktomi Corporation. Inktomi Corporation develops and markets scalable software applications designed to enhance the performance and intelligence of large-scale networks. The company's systems use parallel-processing technology across clusters of workstations to deliver the speed and performance while utilizing smaller workstations.

    International Business Machines Corporation (IBM). International Business Machines Corporation (IBM) provides customer solutions through the use of advanced information technology. The company's solutions include technologies, systems, products, services, software, and financing. IBM offers its products through its global sales and distribution organization, as well as through a variety of third party distributors and resellers.

    JDS Uniphase Corporation. JDS Uniphase Corporation designs, develops, manufactures, and distributes a range of products for the fiberoptic communications market. The company's products are deployed by system manufacturers around the world to develop optical networks for the telecommunications and cable television industries.

   Juniper Networks, Inc. Juniper Networks, Inc. provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.

   Knight/Trimark Group, Inc. Knight/Trimark Group, Inc. is a market maker in NASDAQ securities, other over-the-counter equity securities, and equity securities listed on the New York Stock Exchange and the American Stock Exchange. The company operates through its Trimark Securities, Inc. and Knight Securities, Inc. subsidiaries.

   Lucent Technologies Inc. Lucent Technologies Inc. designs, develops, and manufactures communications systems, software, and products. The company sells public communications systems, as well as supplies systems and software worldwide. Lucent's research and development activities are conducted through Bell Laboratories.

   Lycos, Inc. Lycos, Inc. develops and provides guides to online content, third party content, Web search and directory services, and community and personalization services. The company also provides Internet users the ability to create personal homepages and join interest-based communities on the Internet.

   MCI WorldCom, Inc. MCI WorldCom, Inc. provides consumers and businesses with local, long distance, Internet, data, and international communications services. The company's telecommunications products and services include switched and dedicated long distance and local products, dedicated and dial-up Internet access, wireless services, 800 services, calling cards, private lines, and debit cards.

    Microsoft Corporation. Microsoft Corporation develops, manufactures, licenses, sells, and supports software products. The company offers operating system software, server application software, business and consumer applications software, software development tools, and Internet and intranet software. Microsoft also develops the MSN network of Internet products and services.

    Nortel Networks Corporation. Nortel Networks Corporation builds and supports unified, global, high-capacity public and private data networks. The company's systems employ telephony, Internet protocol technology, and wireline and wireless networking. Nortel operates worldwide.

   PMC-Sierra, Inc. PMC-Sierra, Inc. designs, develops, markets, and supports semiconductor networking solutions. The company's products are used in the high speed transmission and networking systems which are used to restructure the global telecommunications and data communications infrastructure.

   Priceline.com. Inc. Priceline.com Inc. enables consumers to use the Internet to save money on a variety of products and services. The company's product allows customers to name their own price on products or services and communicates that demand directly to participating sellers or to their private databases. Participants include domestic and international airlines, and hotel chains.

    QLogic Corporation. QLogic Corporation designs and supplies semiconductor and board-level input/output and enclosure management products. The company's products provide interface connections between computer systems and their attached data storage peripherals, such as hard disk drives, tape drives, and subsystems. QLogic also provides enclosure management products that monitor and communicate information.

   Qwest Communications International, Inc. Qwest Communications International Inc. provides communications services to business customers, governmental agencies, and consumers. The company also constructs and installs fiber optic systems for other communications providers, as well as for its own use. Qwest's communications services include Internet and multimedia services, as well as traditional voice communications services.

    RealNetworks, Inc. RealNetworks, Inc. develops and markets software products and services. The company's software and services enable the creation and real-time delivery and playback of audio, video, text, animation, and other media content over the Internet and intranets on both a live and on-demand basis. Products and services include RealSystem G2, Real Broadcast Network, and RealJukebox.

   Sun Microsystems, Inc. Sun Microsystems, Inc. supplies enterprise network computing products. The company's products include desktop systems, servers, storage subsystems, network switches, software, microprocessors, and a full range of services and support. Sun's products are used for many demanding commercial and technical applications in various industries located around the world.

   VeriSign, Inc. VeriSign, Inc. provides Internet-based trust services needed by websites, enterprises, and individuals to conduct secure electronic commerce and communications over the Internet, intranets, and extranets. The company markets its services worldwide through the Internet, direct sales, telesales, value-added resellers, systems integrators, and affiliates.

   VERITAS Software Corporation. VERITAS Software Corporation designs, develops, and markets enterprise storage management and high availability products that manage both on-line and off-line data for business-critical computing systems. The company's products are marketed to original equipment manufacturers and end-user customers through resellers, value added resellers, hardware distributors, and systems integrators.

   Verity, Inc. Verity, Inc. develops, markets, and supports knowledge retrieval software products for corporate intranets and extranets, online publishers and e-commerce providers, original equipment manufacturers, and independent software vendors. The company's products manage text-based information residing on their networks, making corporate content reusable across intranets, the Internet, and CD-ROM.

   Vignette Corporation. Vignette Corporation provides Internet relationship management software products and services. The company's solutions enable mid- to large-sized enterprises to develop and manage online customer relationships for the purpose of increasing their web-based revenues and market share. Vignette licenses its "StoryServer" software platform to clients worldwide in a variety of industries.

    Vitesse Semiconductor Corporation. Vitesse Semiconductor Corporation designs, develops, manufactures, and markets digital high-bandwidth communications and automatic test equipment (ATE) integrated circuits.
The company's products address the needs of telecommunications, data communications, and ATE equipment manufacturers who demand a combination of high-speed, high-complexity, and low-power dissipation.

    Yahoo!, Inc. Yahoo!, Inc., a global Internet media company, offers an online guide to Web navigation, aggregated information content, communication services, and commerce. The company's site includes a hierarchical, subject-based directory of Web sites, which enables users to locate and access desired information and services through hypertext links included in the directory.

    Pharmaceutical Trust

   Allergan, Inc. Allergan, Inc. provides eye care and specialty pharmaceutical products throughout the world. The company's products are marketed to the eye care pharmaceutical, ophthalmic surgical device, over-the-counter contact lens care, movement disorder, and dermatological markets. Allergan markets its products under brand names such as "Alphagan," "Botox," and "Complete."

   Alpharma, Inc. Alpharma, Inc. develops, manufactures, and markets specialty generic and proprietary human pharmaceutical and animal health products. The company's products include generic liquid and topical pharmaceuticals, specialty antibiotics, animal health feed additives for poultry and livestock, and vaccines for farmed fish. Alpharma has operations worldwide.

   American Home Products Corporation. American Home Products Corporation discovers, develops, manufactures, distributes, and sells pharmaceuticals, consumer health care products, and agricultural products. The company's products include branded and generic ethical pharmaceuticals, biologicals, nutritionals, animal biologicals and pharmaceuticals, and crop protection and pest control products.

   Amgen, Inc. Amgen, Inc. discovers, develops, manufactures, and markets human therapeutics based on cellular and molecular biology. The company focuses its research on secreted protein and small molecule therapeutics, with particular emphasis on neuroscience and cancer. Amgen concentrates on the areas of hematology, cancer, infectious disease, endocrinology, neurobiology, and inflammation.

    Andrx Corporation. Andrx Corporation formulates and commercializes oral controlled-release pharmaceuticals. The company develops generic versions of selected high sales volume contolled-release brand name pharmaceuticals, and develops its own brand name formulations of certain existing drugs. Andrx also distributes pharmaceutical products manufactured by third parties.

    Bausch & Lomb, Inc. Bausch & Lomb, Inc. develops, manufactures, and markets healthcare products for the eye. The company provides contact lenses and lens care products, generic and proprietary prescription pharmaceuticals for the eye, products for cataract and refractive surgery, sunglasses and vision accessories, biomedical products, and hearing aids. Bausch & Lomb markets its products worldwide.

   Baxter International, Inc. Baxter International, Inc. is a global medical products and services company that focuses on critical therapies for life-threatening conditions. The company's products and services in blood therapies, cardiovascular medicine, medication delivery, and renal therapy are used by health-care providers and their critically ill patients in approximately countries around the world.

   Biogen, Inc. Biogen, Inc. develops, manufactures, and markets drugs for human health care. The company develops and tests products used for the treatment of multiple sclerosis, kidney diseases, inflammatory diseases, and cardiovascular diseases, as well as focuses on developmental biology and gene therapy. Biogen sells "AVONEX" to treat relapsing forms of multiple sclerosis.

    Bristol-Myers Squibb Company. Bristol-Myers Squibb Company, a diversified worldwide health and personal care company, manufactures and markets pharmaceuticals, consumer medicines, beauty care products, nutritionals, and medical devices. The company's products include over-the-counter medications, orthopedic devices, ostomy care and wound management products, nutritional supplements, and other personal care items.

   ChiRex, Inc. ChiRex, Inc. is an integrated outsourcing company that provides services to pharmaceutical and life science companies. The company's services include process research and development, hazard evaluation, analytical methods development, clinical quantity production, and pilot-scale and commercial-scale manufacturing. ChiRex operates facilities in the United States and the United Kingdom.

    Eli Lilly and Company. Eli Lilly and Company discovers, develops, manufactures, and sells pharmaceutical products for humans and animals. The company's products are sold in countries around the world. Eli Lilly's products include neuroscience products such as Prozac and Darvon, endocrine products such as Humulin, anti-infectives such as Ceclor, cardiovascular agents, oncology products, and animal health products.

   Forest Laboratories, Inc. Forest Laboratories, Inc. and its subsidiaries develop, manufacture, and sell both branded and generic forms of ethical prescription drug products and pharmaceutical products sold over-the-counter. The company markets its products to wholesalers, chain drug stores, and generic distributors.

   Genentech, Inc. Genentech, Inc., a biotechnology company, discovers, develops, manufactures, and markets human pharmaceuticals. The company markets biotechnology products directly in the United States.

    Genzyme Corporation. Genzyme Corporation develops and markets therapeutic and surgical products, as well as diagnostic services and products. The company also develops and markets biological products and devices for orthopedic injuries and severe burns. Genzyme markets its products directly to physicians, hospitals, and treatment centers around the world.

   Gilead Sciences, Inc. Gilead Sciences, Inc. discovers, develops, and commercializes therapeutics for viral diseases. The company markets VISTIDE for the treatment of CMV retinitis, a sight-threatening viral infection in patients with AIDS. Gilead is also developing products to treat diseases caused by HIV, hepatitis B virus, and influenza virus.

    IDEC Pharmaceuticals Corporation. IDEC Pharmaceuticals Corporation, a biopharmaceutical company, researches, develops, and commercializes targeted therapies for the treatment of cancer and autoimmune and inflammatory diseases. The company's "Rtuxan" product treats certain B-cell NHLs. IDEC also develops products for the treatment of certain solid tumor cancers and various autoimmune diseases.

   Immunex Corporation. Immunex Corporation is a biopharmaceutical company that discovers, develops, manufactures, and markets therapeutic products. The company's products are used to treat human diseases, including cancer, infectious diseases, and immunological disorders. Immunex sells its products around the world.

    Johnson & Johnson. Johnson & Johnson manufactures health care products and provides related services. The company sells its products to the consumer, pharmaceutical, and professional markets in countries around the world. Johnson & Johnson's principal consumer products include BAND-AID adhesive bandages, TYLENOL acetaminophen products, JOHNSON'S baby products, and STAYFREE sanitary products, among others.

   Jones Pharma, Inc. Jones Pharma, Inc. offers a variety of pharmaceuticals, including endocrine, hospital, and veterinary products. The company's products include pharmaceuticals for the treatment of hyperthroidism and hypothyroidism, as well as a variety of pharmaceuticals for veterinary use. Jones also markets pharmaceuticals used in the operating room and products for emergency and skin care.

    MedImmune, Inc. MedImmune, Inc. develops and markets products that address medical needs in areas such as infectious diseases, transplantation medicine, autoimmune diseases, and cancer. The company currently sells Synagis, RespiGam, and CytoGam primarily in the United States.

    Priority Healthcare Corporation. Priority Healthcare Corporation distributes specialty pharmaceuticals and related medical supplies to the alternate healthcare market. The company also provides patient-specific, self-injectable biopharmaceuticals and disease treatment programs to individuals with chronic diseases. Priority distributes its products across the United States.

    Schering-Plough Corporation. Schering-Plough Corporation is a worldwide pharmaceutical company that discovers and markets new therapies and treatment programs. The company's core product groups include allergy/respiratory, anti-infective/anticancer, dermatologicals, and cardiovasculars, as well as an animal health business. Schering-Plough also conducts health management programs and sells other consumer products.

   SmithKline Beecham Plc. SmithKline Beecham Plc discovers, develops, manufactures and markets pharmaceuticals, vaccines, over-the-counter medicines and health-related consumer products. The company also provides healthcare services, including clinical laboratory testing, disease management and pharmaceutical benefit management. SmithKline Beecham's products are sold worldwide.

   Warner-Lambert Company. Warner-Lambert Company discovers, develops, manufactures, and markets pharmaceutical, consumer health care, and confectionery products. The company's products include "Listerine" mouthwash, "Trident" gum, "Schick" razors, "Tetra" fish food, "Sudafed" decongestant, "Lubriderm" body bar, "Dilantin" epilepsy drug, "Centrax" tranquilizer, "Neosporin" topical antibiotic, and other products.

    Telecommunications & Bandwidth Trust

   Allegiance Telecom, Inc. Allegiance Telecom, Inc. provides telecommunications services to business, government, and other institutional users in major metropolitan areas across the United States. The company offers telecommunications products and services including local exchange, local access, domestic and international long distance, enhanced video and data, and a suite of Internet services.

   Applied Micro Circuits. Applied Micro Circuits Corporation designs, develops, manufactures, and markets high-performance, high-bandwidth silicon solutions for the world's communications infrastructure. The company provides products for the automated test equipment, high-speed computing, and military markets.

    AT&T Corporation. AT&T Corporation offers communication services and products. The company provides voice, data, and video telecommunications services to consumers, large and small businesses, and government entities. AT&T and its subsidiaries furnish regional, domestic, international, and local telecommunication services. The Company also provides cellular telephone and wireless services, as well as other services.

    Broadcom Corporation. Broadcom Corporation develops integrated silicon solutions that enable broadband digital data transmission to the home and within the business enterprise. The company's products enable the high-speed transmission of data over existing communications infrastructures. Broadcom provides integrated circuits for the cable set-top boxes, cable modems, high-speed networking, and similar markets.

   Brocade Communications Systems, Inc. Brocade Communications Systems, Inc. provides switching solutions for storage area networks (SAN). The company's switching solutions utilize the fiber channel interconnect protocol. Brocade's family of "SilkWorm" switches enables a company to manage growth of its data storage requirements, improve the data transfer performance, and increase the size of its SAN.

   Cisco Systems, Inc. Cisco Systems, Inc. supplies data networking products to the corporate enterprise and public wide area service provider markets. The company offers a variety of products including routers, LAN switches, frame relay/ATM, and remote access concentrators. Cisco's clients include utilities, corporations, universities, governments, and small to medium-size businesses worldwide.

    COLT Telecom Group Plc. COLT Telecom Group Plc provides local telecommunications services in London, England and Frankfurt, Germany. The company's primary customers include various large businesses, government end users and telecommunications carriers. COLT's services are provided to customers in approximately 536 buildings in London and 57 in Frankfurt.

   Conexant Systems, Inc. Conexant Systems, Inc. provides semiconductor products for communications applications. The company develops and manufactures system-level solutions that use mixed-signal processing technology to combine analog and digital functions. Conexant's portfolio of applications include modems, asynchronous transfer mode networking, video, imaging, and digital subscriber line technology.

   Copper Mountain Networks, Inc. Copper Mountain Networks, Inc. supplies high-speed DSL-based communications products for the broadband access market. The company's solutions enable telecommunications service providers to provide high-speed connectivity over the existing copper wire telephone infrastructure to the business, multi-tenant unit and residential markets.

   Corning, Inc. Corning, Inc. conducts operations in the communications and specialty materials business segments. The company produces optical fiber, cable, and photonic components for the telecommunications industry, as well as produces high-performance displays and components for television and other communications-related industries.

   Covad Communications Group, Inc. Covad Communications Group, Inc. provides dedicated high-speed digital communications services using digital subscriber line technology to Internet service provider and enterprise customers. The company's services are provided over standard copper telephone lines at speeds up to 1.5 megabits per second.

    Emulex Corporation. Emulex Corporation designs, develops, and supplies a line of fiber channel host adapters, hubs, application specific integrated circuits (ASICs), and software products. The company's products enhance access to and storage of electronic data and applications. Emulex' products are based on internally-developed ASIC technology and are deployable across a variety of operating systems.

   E-Tek Dynamics, Inc. E-Tek Dynamics, Inc. designs, manufactures, and sells fiber optic components and modules for optical networks. The company's products are designed into optical systems built for these service providers' networks by telecommunications equipment manufacturers. E-Tek's products guide, route, or amplify the light signals which transmit data within the network.

   Gadzoox Networks, Inc. Gadzoox Networks, Inc. provides hardware and software products for storage area networks (SAN). The company sells its SAN products primarily through original equipment manufacturers.

   Harmonic, Inc. Harmonic, Inc. designs, manufactures, and markets digital and fiber optic systems. The company's systems enable cable, satellite, and wireless operators to deliver video, Internet, telephony, and high-speed data services. Harmonic's "TRANsend" digital product line combines and customizes content from a variety of sources.

   hi/fn, Inc. hi/fn, Inc. designs, develops, and markets semiconductor devices. The company's products enable secure, high-bandwidth network connectivity and storage of business information. hi-fn's products are used in a variety of networking and storage equipment such as routers, remote access concentrators, firewalls, and back-up storage devices.

    JDS Uniphase Corporation. JDS Uniphase Corporation designs, develops, manufactures, and distributes a range of products for the fiberoptic communications market. The company's products are deployed by system manufacturers around the world to develop optical networks for the telecommunications and cable television industries.

   Juniper Networks, Inc. Juniper Networks, Inc. provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.

   MCI WorldCom, Inc. MCI WorldCom, Inc. provides consumers and businesses with local, long distance, Internet, data, and international communications services. The company's telecommunications products and services include switched and dedicated long distance and local products, dedicated and dial-up Internet access, wireless services, 800 services, calling cards, private lines, and debit cards.

    McLeodUSA, Inc. McLeodUSA, Inc. provides communications services to business and residential customers in the Midwestern and Rocky Mountain regions of the United States. The company's communications services include local, long distance, data, voice mail, paging, and Internet access.

   Nextel Communications, Inc. Nextel Communications, Inc. provides digital and analog wireless communications services to its customers in the United States. The company markets its products under the "Nextel" brand name. Nextel's network offers an integrated wireless communications tool with digital cellular, text/numeric paging, and a digital two-way radio feature.

    NEXTLINK Communications, Inc. NEXTLINK Communications, Inc. provides local, long distance, and enhanced communications services to commercial customers. The company operates 23 facilities-based networks providing switched local and long distance services in 14 states. NEXTLINK's products consist of local and long distance, calling cards, toll-free calling, voice messaging, and other communications services.

    Nortel Networks Corporation. Nortel Networks Corporation builds and supports unified, global, high-capacity public and private data networks. The company's systems employ telephony, Internet protocol technology, and wireline and wireless networking. Nortel operates worldwide.

   PMC-Sierra, Inc. PMC-Sierra, Inc. designs, develops, markets, and supports semiconductor networking solutions. The company's products are used in the high speed transmission and networking systems which are used to restructure the global telecommunications and data communications infrastructure.

   Qlogic Corporation. QLogic Corporation designs and supplies semiconductor and board-level input/output and enclosure management products. The company's products provide interface connections between computer systems and their attached data storage peripherals, such as hard disk drives, tape drives, and subsystems. QLogic also provides enclosure management products that monitor and communicate information.

   Qwest Communications International, Inc. Qwest Communications International, Inc. provides communications services to business customers, governmental agencies, and consumers. The company also constructs and installs fiber optic systems for other communications providers, as well as for its own use. Qwest's communications services include Internet and multimedia services, as well as traditional voice communications services.

    SDL, Inc. SDL, Inc. designs, manufactures, and markets semiconductor lasers, fiber optic related products, and optoelectronic systems. The company's products are used in the telecommunications, cable television, dense wavelength division multiplexing, and satellite communications markets.

   TranSwitch Corporation. TranSwitch Corporation designs, develops, markets, and supports integrated digital and mixed-signal semiconductor solutions for the telecommunications and data communications markets. The company's customers primarily include original equipment manufacturers who incorporate its products into networking equipment. TranSwitch sells its products worldwide.

    United States Cellular Corporation. United States Cellular Corporation provides cellular telephone service throughout the United States. The company currently manages operational systems serving 145 markets in 26 states as of 12/31/98.

    Vitesse Semiconductor Corporation. Vitesse Semiconductor Corporation designs, develops, manufactures, and markets digital high-bandwidth communications and automatic test equipment (ATE) integrated circuits.
The company's products address the needs of telecommunications, data communications, and ATE equipment manufacturers who demand a combination of high-speed, high-complexity, and low-power dissipation.

    New Frontier Utility Trust

   Adelphia Communications Corporation. Adelphia Communications Corporation owns and operates cable television systems located primarily in suburban areas of large and medium-sized cities in the United States. The company also owns and operates a super regional provider of integrated communications services in the eastern half of the United States.

    ALLTEL Corporation. ALLTEL Corporation provides wireline and wireless communications and information services. The company, through its subsidiaries, provides wireline, long-distance, network access and Internet services, wireless communications, wide-area paging service, information processing management services, and advanced applications software. ALLTEL also publishes telephone directories.

    AT&T Corporation. AT&T Corporation offers communication services and products. The company provides voice, data, and video telecommunications services to consumers, large and small businesses, and government entities. AT&T and its subsidiaries furnish regional, domestic, international, and local telecommunication services. The company also provides cellular telephone and wireless services, as well as other services.

    BellSouth Corporation. BellSouth Corporation, through its two wholly owned subsidiaries BellSouth Telecommunications, Inc. and BellSouth Enterprises, Inc., provides telecommunications services, systems, and products. BellSouth Telecommunications provides wireline telecommunications services to the Southeastern US. BellSouth Enterprises provides domestic and international wireless communications services.

    Calpine Corporation. Calpine Corporation acquires, develops, owns, and operates power generation facilities, as well as sells electricity in the United States. The company also provides thermal energy for industrial customers.

    CenturyTel, Inc. CenturyTel, Inc., an integrated communications company, provides local exchange telephone services and wireless telephone services. The company also provides long distance, Internet access, and security monitoring services. CenturyTel operates throughout the United States.

   Cincinnati Bell, Inc. Cincinnati Bell, Inc. provides local, long distance, data networking and transport, Internet access, and pay phone services, as well as communications equipment. The company offers its services to both residential and business customers located in southwestern Ohio, northern Kentucky, and southeastern Indiana.

   Cinergy Corporation. Cinergy Corporation, through its Cincinnati Gas & Electric Company and PSI Energy, Inc. subsidiaries, serves electric and gas customers in Ohio, Indiana, and Kentucky. The company, through its 50% interest in Midlands Electricity plc, distributes and supplies electricity to industrial, commercial, and residential customers in the United Kingdom.

    Comcast Corporation. Comcast Corporation develops, manages, and operates hybrid fiber-coaxial broadband cable communications networks. The company also provides programming content. Comcast is implementing high-speed Internet access service and digital video applications.

   Cox Communications, Inc. Cox Communications, Inc. is a full service provider of telecommunications products. The company offers local and long distance telephone services, Internet access, digital video programming services, and commercial voice and data services. Cox also holds interests in Sprint PCS and various programming networks.

    DTE Energy Company. DTE Energy Company, a diversified energy company, develops and manages energy-related businesses and services nationwide. The company, through The Detroit Edison Company, generates, purchases, transmits, distributes, and sells electric energy in southeastern Michigan.

    Energy East Corporation. Energy East Corporation delivers electricity and natural gas to retail customers, as well as provides electricity, natural gas, and energy management and other services to retail and wholesale customers. The company has operations in New York, Massachusetts, New Hampshire, Vermont, and New Jersey.

    Enron Corporation. Enron Corporation explores for and produces natural gas and crude oil in the United States and internationally. The company transports natural gas through pipelines to markets throughout the United States. Enron also generates and transmits electricity to markets in the northwestern United States, as well as develops, constructs, and operates power plants.

    FirstEnergy Corporation. FirstEnergy Corporation, an energy holding company, provides electricity to customers in northern and central Ohio and western Pennsylvania. The company also provides a variety of energy-related products and services, as well as natural gas services to customers nationwide.

    GTE Corporation. GTE Corporation is a telecommunications company. The company provides local telephone and wireless services in 29 states and long-distance service and Internet access in all 50 states. GTE provides government and defense communications systems and equipment, aircraft passenger telecommunications, and directories and telecommunications-based information services.

   MidAmerican Energy Holdings Company. MidAmerican Energy Holdings Company, through its retail utility subsidiaries, provides electric service and natural gas service to customers throughout the world. The company produces, supplies, and distributes energy from diversified fuel sources, including geothermal, natural gas, hydroelectric, nuclear, and coal.

   The Montana Power Company. The Montana Power Company and its subsidiaries are involved in various diversified energy and communication related businesses. The company operates a regulated utility which generates, purchases, transmits, and distributes electricity, as well as purchases, transports, and distributes natural gas. Montana Power also sells long distance, Internet, and dedicated line services.

   Nextel Communications, Inc. Nextel Communications, Inc. provides digital and analog wireless communications services to its customers in the United States. The company markets its products under the "Nextel" brand name. Nextel's network offers an integrated wireless communications tool with digital cellular, text/numeric paging, and a digital two-way radio feature.

    NEXTLINK Communications, Inc. NEXTLINK Communications, Inc. provides local, long distance, and enhanced communications services to commercial customers. The company operates 23 facilities-based networks providing switched local and long distance services in 14 states. NEXTLINK's products consist of local and long distance, calling cards, toll-free calling, voice messaging, and other communications services.

   Northeast Utilities. Northeast Utilities, through its subsidiaries, provides retail electric service to customers in Connecticut, New Hampshire, and western Massachusetts. The company's subsidiaries include The Connecticut Light and Power Company, Public Service Company of New Hampshire, Western Massachusetts Electric Company, and North Atlantic Energy Corporation.

    PECO Energy Company. PECO Energy Company provides electricity and gas to southeastern Pennsylvania. The company is also involved in the wholesale marketing of electricity on a national basis, as well as participates in joint ventures which provide telecommunication services in the Philadelphia metropolitan region.

   Qwest Communications International, Inc. Qwest Communications International, Inc. provides communications services to business customers, governmental agencies, and consumers. The company also constructs and installs fiber optic systems for other communications providers, as well as for its own use. Qwest's communications services include Internet and multimedia services, as well as traditional voice communications services.

   Reliant Energy, Inc. Reliant Energy, Inc. is an international energy services company. The company's retail group consists of three natural gas utilities and one electric utility, as well as a retail marketing group which provides unregulated retail energy products and services. Reliant's wholesale group invests in power generation projects and provides wholesale trading and marketing services.

    SBC Communications, Inc. SBC Communications, Inc. is a telecommunications company with wireless customers across the United States, as well as investments in telecommunications businesses internationally. The company offers local and long-distance telephone service, wireless communications, paging, Internet access, and messaging, as well as telecommunications equipment, and directory advertising and publishing.

    Sprint Corporation. Sprint Corporation provides telecommunications services. The company's principal activities include long distance service, local service, product distribution, and directory publishing activities. Sprint's other activities include emerging businesses, interests in international telecommunications companies, and interest in an Internet service provider.

    Texas Utilities Company. Texas Utilities Company, doing business as TXU Corp., is a holding company for energy service companies. The company provides electric and natural gas utility services, energy marketing, telecommunications, and other energy-related services in the United States and internationally.

   VoiceStream Wireless Corporation. VoiceStream Wireless Corporation provides personal communications services (PCS) under the "VoiceStream" brand name. The company operates in urban areas primarily located in the Western United States.

   The Williams Companies, Inc. The Williams Companies, Inc. transports natural gas and provides a full range of energy and communications services. The company owns and operates five interstate natural gas pipelines, as well as explores for and produces oil and gas through ownership of natural gas reserves located in the San Juan Basin of CO and NM. Williams also provides data, voice, and video related services.


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
      To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Van Kampen Focus Portfolios, Series 171:
      We have audited the accompanying statements of condition and the related portfolios of Van Kampen Focus Portfolios, Series 171 as of August 17, 1999. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.
      We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation.
      We believe our audit provides a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen Focus Portfolios, Series 171 as of August 17, 1999, in conformity with generally accepted accounting principles.

                                                              GRANT THORNTON LLP
   Chicago, Illinois
   August 17, 1999


                             STATEMENTS OF CONDITION
                              As of August 17, 1999

                                                                                             High-Tech       High-Tech
                                                         Internet          Internet           Index           Index
                                                         Series A          Series B          Series A        Series B
                                                      ---------------   ---------------   --------------- --------------
INVESTMENT IN SECURITIES
Contracts to purchase Securities (1)                 $       148,122   $      148,122   $       147,758   $      147,758
                                                      ---------------   ---------------   --------------- --------------
  Total                                              $       148,122   $      148,122   $       147,758   $      147,758
                                                      ===============   ===============   =============== ==============


LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
  Organizational costs (2)                           $           158   $          198   $           213   $          282
  Deferred sales charge liability (3)                          2,917           5 ,236             2,911            5,224
Interest of Unitholders--
  Cost to investors (4)                                     149, 610          149,610           149,260          149,260
  Less: Gross underwriting commission and
   organizational costs (2)(4)(5)                             4, 563            6,922             4,626            7,008
                                                      ---------------   ---------------   --------------- --------------
  Net interest to Unitholders (4)                            145,047          142,688           144,634          142,252
                                                      ---------------   ---------------   --------------- --------------
Total                                                $       148,122   $      148,122   $       147,758   $      147,758
                                                      ===============   ===============   =============== ==============

(1) The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Trust. The amount of these costs are set forth in the "Fee Table." A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.

(3) Represents the amount of mandatory distributions from a Trust on the bases set forth under "Public Offering".

(4) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering--Offering Price".

(5)  Assumes the maximum sales charge.

                             STATEMENTS OF CONDITION
                              As of August 17, 1999

                                                                New Frontier         New Frontier
                                                                   Utility              Utility          Pharmaceutical
INVESTMENT IN SECURITIES                                          Series A             Series B             Series A
                                                               --------------       --------------       --------------
Contracts to purchase Securities (1)                           $     148,516        $      148,516       $     100,962
                                                               --------------       --------------       --------------
     Total                                                     $     148,516        $      148,516       $     100,962
                                                               ==============       ==============       ==============

LIABILITIES AND INTEREST
     OF UNITHOLDERS
Liabilities--
     Organizational costs (2)                                  $         297       $          171        $         299
     Deferred sales charge liability (3)                               2,925                5,251                1,989
Interest of Unitholders--
     Cost to investors (4)                                           150,020              150,020              101,990
     Less: Gross underwriting commission
         and organizational costs (2)(4)(5)                            4,726                6,926                3,316
                                                               --------------       --------------       --------------
     Net interest to Unitholders (4)                                 145,294              143,094               98,674
                                                               --------------       --------------       --------------
Total                                                          $     148,516       $      148,516        $     100,962
                                                               ==============       ==============       ==============

(1) The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Trust. The amount of these costs are set forth in the "Fee Table." A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.

(3) Represents the amount of mandatory distributions from a Trust on the bases set forth under "Public Offering".

(4) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering--Offering Price".

(5)  Assumes the maximum sales charge.


                             STATEMENTS OF CONDITION
                              As of August 17, 1999

                                                               Pharmaceutical     Telecommunications   Telecommunications
INVESTMENT IN SECURITIES                                          Series B             Series A             Series B
                                                               --------------       --------------       --------------
Contracts to purchase Securities (1)                           $     100,962        $      148,140        $     148,140
                                                               --------------       --------------       --------------
     Total                                                     $     100,962        $      148,140        $     148,140
                                                               ==============       ==============       ==============




LIABILITIES AND INTEREST
     OF UNITHOLDERS
Liabilities--
     Organizational costs (2)                                  $         307        $          241        $         340
     Deferred sales charge liability (3)                               3,570                 2,918                5,237
Interest of Unitholders--
     Cost to investors (4)                                           101,990               149,640              149,640
     Less: Gross underwriting commission
         and organizational costs (2)(4)(5)                            4,905                 4,659                7,077
                                                               --------------       --------------       --------------
     Net interest to Unitholders (4)                                  97,085               144,981              142,563
                                                               --------------       --------------       --------------
Total                                                          $     100,962        $      148,140        $     148,140
                                                               ==============       ==============       ==============

(1) The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Trust. The amount of these costs are set forth in the "Fee Table." A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.

(3) Represents the amount of mandatory distributions from a Trust on the bases set forth under "Public Offering".

(4) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering--Offering Price".

(5)  Assumes the maximum sales charge.


THE TRUSTS
--------------------------------------------------------------------------------

   The Trusts were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this Prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Van Kampen Investment Advisory Corp., as Supervisor, The Bank of New York, as Trustee, and American Portfolio Evaluation Services, a division of Van Kampen Investment Advisory Corp., as Evaluator.
   The Trusts offer investors the opportunity to purchase Units representing proportionate interests in portfolios of actively traded equity securities. A Trust may be an appropriate medium for investors who desire to participate in a portfolio of common stocks with greater diversification than they might be able to acquire individually.
   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Trusts. Unless otherwise terminated as provided in the Trust Agreement, the Trusts will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this Prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in "Portfolio" for each Trust and any additional securities deposited into each Trust.
   Additional Units of a Trust may be issued at any time by depositing in the Trust (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit) with instructions to purchase additional Securities. As additional Units are issued by a Trust, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into a Trust following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Trustportfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Trusts will pay the associated brokerage or acquisition fees.
   Each Unit of a Trust initially offered represents an undivided interest in that Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in that Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.
   Each Trust consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Trust, (b) any additional Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------
   Each Trust seeks to increase the value of your investment by investing in a portfolio of common stocks of companies diversified within a particular industry. We cannot guarantee that a Trust will achieve its objective.
   You should note that we applied the selection criteria to the Securities for inclusion in the Trusts as of the Initial Date of Deposit. After this date, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from its Trust portfolio.
   A balanced investment portfolio incorporates various style and capitalization characteristics. We offer unit trusts with a variety of styles and capitalizations to meet your needs. We determine style characteristics (growth or value) based on the criteria used in selecting the Trust portfolio. Generally, a growth portfolio includes companies in a growth phase of their business with increasing earnings. A value portfolio generally includes companies with low relative price-earnings ratios that we believe are undervalued. We determine market capitalizations as follows based on the weighted median market capitalization of a portfolio: Small-Cap-- less than $1 billion; Mid-Cap-- $1 billion to $5 billion; and Large-Cap-- over $5 billion. We determine all style and capitalization characteristics as of the Initial Date of Deposit and the characteristics may vary thereafter. We will not remove a Security from a Trust as a result of any change in characteristics.

RISK FACTORS
--------------------------------------------------------------------------------
   Price Volatility. The Trusts invest in common stocks of U.S. and foreign companies. The value of Units will fluctuate with the value of these stocks and may be more or less than the price you originally paid for your Units. The market value of common stocks sometimes moves up or down rapidly and unpredictably. Because the Trusts are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Trusts hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment. As with any investment, we cannot guarantee that the performance of a Trust will be positive over any period of time.
   Dividends. Common stocks represent ownership interests in the issuers and are not obligations of the issuers. Accordingly, common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.

   Single Industry. Each Trust invests in a single industry. Any negative impact on the related industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of these industries before you invest.
   Pharmaceutical Issuers. The Pharmaceutical Trusts invest in health care companies. These issuers include companies involved in advanced medical devices and instruments, drugs and biotechnology, managed care, hospital management/health services and medical supplies. These companies face substantial government regulation and approval procedures. Congress and the president have proposed a variety of legislative changes concerning health care issuers from time to time. Government regulation, and any change in regulation, can have a significantly unfavorable effect on the price and availability of products and services.
   Drug and medical products companies also face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that a product will never come to market. The research and development costs of bringing a new drug or medical product to market are substantial. This process involves lengthy government review with no guarantee of approval. These companies may have losses and may not offer proposed products for several years, if at all. The failure to gain approval for a new drug or product can have a substantial negative impact on a company and its stock.
   Health care facility operators face risks related to demand for services, the ability of the facility to provide required services, confidence in the facility, management capabilities, competition, efforts by insurers and government agencies to limit rates, expenses, the cost and possible unavailability of malpractice insurance, and termination or restriction of government financial assistance (such as Medicare, Medicaid or similar programs).
   Utility Issuers. The New Frontier Utility Trusts invest in different types of utility companies. These issuers primarily include companies involved in the production and distribution of electricity, natural gas or water, cable, internet and communications companies. These companies face risks related to obtaining adequate return on invested capital despite rate increases, financing large construction programs, restrictions on operations and increased costs and delays due to governmental regulations, difficulty of the capital markets in absorbing utility securities, the ability to obtain fuel for power generation at adequate prices and the effects of energy conservation. Utility stocks have generally been particularly susceptible to interest rate movements. The price of these stocks may fall if interest rates rise.
   Utility companies face substantial government regulation concerning rates and licensing, construction and operation of facilities. Government authorities must generally approve rate increases and voters in many states have the ability to impose limits on rate adjustments. Because many utilities plan budgets far in advance, any unexpected limitations on rates could negatively affect a company's profits. In addition, this industry has experienced significant deregulation in the recent past. Deregulation may increase competition which can have a negative impact on certain companies and result in lower utility rates. Certain utility companies own or operate nuclear generating facilities. Nuclear facilities have experienced substantial cost increases, construction delays and licensing difficulties. These companies face problems associated with the use of radioactive materials and disposal of radioactive waste. A major accident at a nuclear plant, such as the accident at a plant in Chernobyl in the former Soviet Union, would have a significant negative impact on certain issuers.
   Telecommunications Issuers. The Morgan Stanley High-Technology 35 Index, Telecommunications & Bandwidth and New Frontier Utility Trusts invest significantly in telecommunications companies. These companies are subject to substantial governmental regulation. For example, the United States government and state governments regulate permitted rates of return and the kinds of services that a company may offer. This industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Competitive pressures are intense and telecommunications stocks can experience rapid volatility. Certain telecommunications products may become outdated very rapidly. A company's performance can be hurt if the company fails to keep pace with technological advances. Certain smaller companies in the portfolio may involve greater risk than larger, established issuers. Smaller companies may have limited product lines, markets or financial resources. Their securities may trade in lower volumes than larger companies. As a result, the prices of these securities may fluctuate more than the prices of other issuers.
   Technology Issuers. The Internet, Morgan Stanley High-Technology 35 Index and Telecommunications & Bandwidth Trusts invest significantly in technology companies. These companies face risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. An unexpected change in technology can have a significant negative impact on a company. The failure of a company to introduce new products or technologies or keep pace with rapidly changing technology, can have a negative impact on the company's results. Technology stocks tend to experience substantial price volatility and speculative trading. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations are unrelated to the operating performance of a company. This can impact your ability to redeem your Units at a price equal to or greater than what you paid.
   The market for certain products may have only recently begun to develop, is rapidly evolving or is characterized by increasing suppliers. Key components of some technology products are available only from limited sources. This can impact the cost of and ability to acquire these components. Some technology companies serve highly concentrated customer bases with a limited number of large customers. Any failure to meet the standard of these customers can result in a significant loss or reduction in sales. Many products and technologies are incorporated into other products. As a result, some companies are highly dependent on the performance of other technology companies. We cannot guarantee that these customers will continue to place additional orders or will place orders in similar quantities as in the past.

   No FDIC Guarantee. An investment in your Trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.
   Year 2000 Readiness Disclosure. These two paragraphs constitute "Year 2000 Readiness Disclosure" within the meaning of the Year 2000 Information and Readiness Disclosure Act of 1998. If computer systems used by the Sponsor, Evaluator, Supervisor, Trustee or other service providers to the Trusts do not properly process date-related information after December 31, 1999, the resulting difficulties could adversely impact the Trusts. This is commonly known as the "Year 2000 Problem." The Sponsor, Evaluator, Supervisor and Trustee are taking steps to address this problem and to obtain reasonable assurances that other service providers to the Trusts are taking comparable steps. We cannot guarantee that these steps will be sufficient to avoid any adverse impact on the Trusts. This problem may impact corporations to varying degrees based on factors such as industry sector and degree of technological sophistication. We cannot predict what impact, if any, this problem will have on the issuers of the Securities.
   In addition, computer failures throughout the financial services industry beginning January 1, 2000 could have a detrimental effect on the markets for the Securities. Improperly functioning trading systems may result in settlement problems and liquidity issues. Moreover, corporate and governmental data processing errors may adversely affect issuers and overall economic uncertainties. Remediation costs will affect the earnings of individual issuers. These costs could be substantial. Issuers may report these costs inconsistently in U.S. and foreign financial markets. All of these issues could adversely affect the Securities and the Trusts.

PUBLIC OFFERING
--------------------------------------------------------------------------------
   General. Units are offered at the Public Offering Price which includes the underlying value of the Securities, the initial sales charge, and cash, if any, in the Income and Capital Accounts. The "Fee Table" describes the sales charges in detail. If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. A portion of the Public Offering Price includes an amount of Securities to pay for all or a portion of the costs incurred in establishing your Trust, including the cost of preparing documents relating to the Trust (such as the prospectus, trust agreement and closing documents, federal and state registration fees, the initial fees and expenses of the

Trustee and legal and audit expenses). Beginning on August 17, 2000, the secondary market sales charge for Series B Trusts will be 4.00% and will not include deferred payments. The sales charge for Series B Trusts will reduce by 0.5% on each subsequent August 17 to a minimum of 3.00%. The initial offering period sales charge is reduced as follows:

       Transaction         Series A           Series B
         Amount*         Sales Charge       Sales Charge
     --------------     --------------     --------------
$50,000 - $99,999             2.70%            4.25%
$100,000 - $249,999           2.50             4.00
$250,000 - $499,999           2.25             3.50
$500,000 - $999,999           2.00             2.50
$1,000,000 or more            1.50             1.50
---------------
*The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

   Any sales charge reduction is the responsibility of the selling broker, dealer or agent. An investor may aggregate purchases of Units of the Trusts for purposes of qualifying for volume purchase discounts listed above. The reduced sales charge structure will also apply on all purchases by the same person from any one dealer of units of Van Kampen-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date if the units purchased are of a unit investment trust purchased on the Initial Purchase Date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and the amount of such reduction. To determine the applicable sales charge reduction it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed to be additional purchases by the purchaser for the purposes of calculating the applicable sales charge. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. If you purchase Units on more than one day to achieve the discounts described in this paragraph, the discount allowed on any single day will apply only to Units purchased on that day (a retroactive discount is not given on all prior purchases).
   A portion of the sales charge is waived for certain accounts described in this paragraph. Purchases by these accounts are subject only to the portion of the deferred sales charge that is retained by the Sponsor. Please refer to the section called "Wrap Fee and Advisory Accounts" for additional information on these purchases. Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to brokers and dealers for purchases by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.
   During the initial offering period, unitholders of any Van Kampen-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of all Trusts at the Public Offering Price per Unit less 1%.
   Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Van Kampen Funds Inc. and its affiliates, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.
   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. However, in connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.
   Offering Price. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Trusts. The initial price of the Securities was determined by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. The Evaluator will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received prior to the Evaluation Time on each business day. The Evaluation Time is the close of the New York Stock Exchange on each Trust business day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange. The term "business day" also excludes any day on which more than 33% of the Securities are not traded on their principal trading exchange due to a customary business holiday on that exchange.
   The aggregate underlying value of the Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: If the Securities are listed on a national or foreign securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Securities are not listed on a national or foreign securities exchange or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The value of the Securities for purposes of secondary market transactions and redemptions is described under "Rights of Unitholders--Redemption of Units".
   In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Trust, taken as a whole, which are represented by the Units.
   Unit Distribution. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.
   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period as described below.

       Transaction         Series A           Series B
         Amount*          Concession         Concession
     --------------     --------------     --------------
Less than $50,000             2.25%            3.50%
$50,000 - $99,999             2.00             3.25
$100,000 - $249,999           1.75             3.00
$250,000 - $499,999           1.50             2.50
$500,000 - $999,999           1.25             1.50
$1,000,000 or more            0.75             0.75
---------------
 *The breakpoint concessions or agency commissions are also applied on a Unit basis using a breakpoint equivalent of $10 per Unit and are applied on whichever basis is more favorable to the distributor.

   Any discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For transactions involving unitholders of other Van Kampen unit investment trusts who use their redemption or termination proceeds to purchase Units of the Trusts, the total concession or agency commission will amount to 1.30% per Unit for Series A Trusts and 2.50% per Unit for Series B Trusts. For all secondary market transactions the total concession or agency commission will amount to 70% of the sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

   Broker-dealers of the Trusts, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of any Trust. These programs will not change the price Unitholders pay for their Units or the amount that a Trust will receive from the Units sold.
   Sponsor Compensation. The Sponsor will receive a gross sales commission equal to the total sales charge applicable to each transaction. Any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to each Trust on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of the Securities, since all proceeds received from purchasers of Units are retained by the Sponsor. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.
   An affiliate of the Sponsor may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.
   Market for Units. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any tendered of Units for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
--------------------------------------------------------------------------------
   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for the individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

WRAP FEE AND ADVISORY ACCOUNTS
--------------------------------------------------------------------------------
   Units may be available for purchase in connection with "wrap fee" accounts and other similar accounts. You should consult your financial professional to determine whether you can benefit from these accounts. For these purchases you generally only pay a deferred fee that is retained by your Trust's Sponsor, Van Kampen Funds Inc. This table illustrates the transaction fees you will pay as a percentage of the public offering price per Unit.

                              Series A          Series B
                               Trusts            Trusts
                             ---------         ---------
Fee paid on purchase           0.00%             0.00%
Deferred sponsor retention     0.70              1.00
                             ---------         ---------
    Total                      0.70%             1.00%
                             =========         =========

   You should consult the "Public Offering--General" section for specific information on this and other sales charge discounts.

RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------
   Distributions. Dividends and any net proceeds from the sale of Securities received by a Trust will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates are listed under "Summary of Essential Financial Information". A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. Distributions may also be reinvested into Van Kampen mutual funds. See "Rights of Unitholders--Reinvestment Option".
   Dividends received by a Trust are credited to the Income Account of the Trust. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date. Any distribution to Unitholders consists of each Unitholder's pro rate share of the available cash in the Income and Capital Accounts as of the related Record Date.
   Reinvestment Option. Unitholders may have distributions automatically reinvested in additional Units under the Automatic Reinvestment Option (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides) through two options, if available. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase the Automatic Reinvestment Option CUSIP, if available. Unitholders will be subject to the remaining deferred sales charge payments due on Units. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash. Purchases of additional Units made pursuant to the reinvestment plan will be made at the net asset value for Units as of the Evaluation Time on the Distribution Date.
   In addition, under the Guaranteed Reinvestment Option Unitholders may elect to have distributions automatically reinvested in certain Van Kampen mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Trusts. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing Guaranteed Reinvestment Option account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value.
   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a distribution date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate these reinvestment plans at any time.
   Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. On the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Trust business day, the date of tender is deemed to be the next business day.
   Unitholders tendering 1,000 or more Units of a Trust for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Trusts generally do not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares.
   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Trust will be, and the diversity of a Trust may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".
   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rate share of each Unit in each Trust determined on the basis of (i) the cash on hand in the Trust, (ii) the value of the Securities in the Trust and (iii) dividends receivable on the Securities in the Trust trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. For these purposes, the Evaluator may determine the value of the Securities in the following manner: If the Securities are listed on a national or foreign securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time.
   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.
   Certificates. Ownership of Units is evidenced in book entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.
   Reports Provided. Unitholders will receive a statement of dividends and other amounts received by a Trust for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Trust distributions, Trust expenses, a list of the Securities and other Trust information. Unitholders may obtain the Evaluator's evaluations of the Securities upon request.

TRUST ADMINISTRATION
--------------------------------------------------------------------------------
   Portfolio Administration. The Trusts are not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Trust based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Sponsor retention of the Security would be detrimental to the Trust. In addition, the Trustee may sell Securities to redeem Units or pay Trust expenses or deferred sales charges. The Trustee must reject any offer for securities or property in exchange for the Securities. If securities or property are nonetheless acquired by a Trust, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Trust. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Trust to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next distribution date.
   When your Trust sells Securities, the composition and diversity of the Securities in the Trust may be altered. In order to obtain the best price for a Trust, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of a Trust's portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Trusts, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which it sponsors.
   Amendment of the Trust Agreement. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.
   Termination. Each Trust will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Trust. A Trust may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Trust is less than $500,000 ($3,000,000 if the value of the Trust has exceeded $15,000,000) (the "Minimum Termination Value"). Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Trust termination nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities. See "Rights of Unitholders--Redemption of Units". This form must be returned at least five business days prior to the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Trust expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Trusts. See "Additional Information".
   Limitations on Liabilities. The Sponsor, Evaluator, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee, Sponsor and Supervisor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it.
   Sponsor. Van Kampen Funds Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of Morgan Stanley Dean Witter & Co. Van Kampen Funds Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181,
(630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713) 993-0500. As of November 30, 1998, the total stockholders' equity of Van Kampen Funds Inc. was $135,236,000 (audited). The Information Supplement contains additional information about the Sponsor.
   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.
   Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".
   Performance Information. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified time periods on other similar Van Kampen trusts (which may show performance net of expenses and charges which the Trusts would have charged) with returns on other taxable investments such as the common stocks comprising the Dow Jones Industrial Average, the S&P 500, other investment indices, corporate or U.S. government bonds, bank CDs, money market accounts or money market funds, or with performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. or various publications, each of which has characteristics that may differ from those of the Trusts. Information on percentage changes in the dollar value of Units may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unitholders. Total return figures may not be averaged and may not reflect deduction of the sales charge, which would decrease return. No provision is made for any income taxes payable. Past performance may not be indicative of future results. The Trust portfolios are not managed and Unit price and return fluctuate with the value of common stocks in the portfolios, so there may be a gain or loss when Units are sold. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.

TAXATION
--------------------------------------------------------------------------------
   The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units of your Trust. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code")). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust. For purposes of the following discussion and opinion, it is assumed that each Security in the Trust is equity for federal income tax purposes.
   In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:
   1. The Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from each Security asset when such income is considered to be received by the Trust.
   2. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in kind distribution of stock is received by such Unitholder as described below). The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the valuation date nearest the date the Unitholder purchase his Units) in order to determine his initial tax basis for his pro rata portion of each Security held by the Trust. Unitholders should consult their own tax advisers with regard to calculation of basis. For federal income tax purposes, a Unitholder's pro rata portion of dividends as defined by Section 316 of the Code paid by a corporation with respect to a Security held by the Trust are taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits". A Unitholder's pro rata portion of dividends paid on such Security which exceeds such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Equity Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his Units.
   3. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain, except in the case of a dealer or a financial institution. A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisers regarding the recognition of such capital gains and losses for federal income tax purposes.
   Deferred Sales Charge. Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is deferred. The income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.
   Dividends Received Deduction. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are received by the Trust regardless of whether such dividends are used to pay a portion of a deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from the Trust are actually received by the Unitholder or are automatically reinvested. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate Unitholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46 day holding requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.
   Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation. Unitholders should consult with their own tax advisers regarding the deductibility of Trust expenses.
   Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by the Trust or if the Unitholder disposes of a Unit. The Internal Revenue Service Restructing and Reform Act of 1998 (the "1998 Tax Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.
   In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.
   If a Unitholder disposes of a Unit he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust including his pro rata portion of all Securities represented by a Unit.
   The Taxpayer Relief Act of 1997 (the "1997 Tax Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not of loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisers with regard to any such constructive sales rules.
   Special Tax Consequences of In Kind Distributions Upon Redemption of Units or Termination of the Trust. As discussed in "Rights of Unitholders--Redemption of Units", under certain circumstances a Unitholder tendering Units for redemption may request an in kind distribution. A Unitholder may also under certain circumstances request an in kind distribution upon the termination of the Trust. See "Rights of Unitholders--Redemption of Units. As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust's assets for federal income tax purposes. The receipt of an in kind distribution will result in a Unitholder receiving an undivided interest in whole shares of stock plus, possibly, cash.
   The potential tax consequences that may occur under an in kind distribution with respect to each Security held by the Trust will depend on whether or not a Unitholder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by the Trust. However, if a Unitholder also receives cash in exchange for a fractional share of such Security held by the Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his tax basis in such fractional share of a Security held by the Trust.
   Because the Trust will own many Securities, a Unitholder who requests an in kind distribution will have to analyze the tax consequences with respect to each Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by the Trust. Unitholders who request an in kind distribution are advised to consult their tax advisers in this regard.
   Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder of his Units. The cost of the Units is allocated among the Securities held in the Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.
   A Unitholder's tax basis in his Units and his pro rata portion of a Security held by the Trust will be reduced to the extent dividends paid with respect to such Security are received by the Trust which are not taxable as ordinary income as described above.
   Other Matters. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.
   In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unitholders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporations for a three-year period ending with the close of its taxable year preceding payment was effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unitholders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from the Trust.
   It should be noted that payments to the Trust of dividends on Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. The 1997 Tax Act imposes a required holding period for such credits. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.
   At the termination of the Trust, the Trustee will furnish to each Unitholder of the Trust a statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.
   In the opinion of special counsel to the Trust for New York tax matters, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.
   The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholders") with regard to federal and certain aspects of New York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit of the Trust that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unitholders should consult their tax advisers regarding potential foreign, state or local taxation with respect to the Units.

TRUST OPERATING EXPENSES
--------------------------------------------------------------------------------
   Compensation of Sponsor, Supervisor and Evaluator. The Sponsor will not receive any fees in connection with its activities relating to the Trusts. However, the Supervisor and Evaluator, which are affiliates of the Sponsor, will receive the annual fee for portfolio supervisory and evaluation services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to the Trusts but at no time will the total amount received for supervisory and evaluation services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.
   Trustee's Fee. For its services the Trustee will receive the fee from each Trust set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Trust expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds.
   Miscellaneous Expenses. The following additional charges are or may be incurred by a Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of such Trust, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect a Trust and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of a Trust without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees,
(h) costs associated with liquidating the securities held in a Trust portfolio,
(i) any offering costs incurred after the end of the initial offering period and
(j) expenditures incurred in contacting Unitholders upon termination of a Trust. Each Trust may pay the expenses of updating its registration statement each year. Unit investment trust sponsors have historically paid these expenses.
   General. The fees and expenses of a Trust will accrue on a daily basis. The deferred sales charge, fees and expenses are generally paid out of the Capital Account of the related Trust. When these amounts are paid by or owing to the Trustee, they are secured by a lien on the related Trust's portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". The Supervisor's, Evaluator's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.

OTHER MATTERS
--------------------------------------------------------------------------------
   Legal Opinions. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel to the Trustee and as special counsel for New York tax matters.
   Independent Certified Public Accountants. The statements of condition and the related portfolios included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------
   This Prospectus does not contain all the information set forth in the Registration Statement filed by the Trusts with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the Securities, investment risks and general information about the Trusts. The Information Supplement may be obtained by contacting the Trustee at (800) 856-8487 or is available along with other related materials at the SEC's internet site (http://www.sec.gov).

TABLE OF CONTENTS
-----------------------------------------------------
        Title                                    Page
        -----                                    ----

   Summary of Essential Financial Information..     2
   Fee Table...................................     3
   Internet Trusts.............................     4
   Morgan Stanley High-Technology
      35 IndexSM Trusts........................     7
   New Frontier Utility Trusts.................    10
   Pharmaceutical Trusts.......................    13
   Telecommunications & Bandwidth Trusts.......    16

   Notes to Portfolios.........................    19
   The Securities..............................    20
   Report of Independent Certified
      Public Accountants.......................    35
   Statements of Condition ....................    36
   The Trusts..................................   A-1
   Objectives and Securities Selection.........   A-1
   Risk Factors................................   A-2
   Public Offering.............................   A-4
   Retirement Accounts.........................   A-7
   Wrap Fee and Advisory Accounts..............   A-8
   Rights of Unitholders.......................   A-8
   Trust Administration........................  A-10
   Taxation....................................  A-12
   Trust Operating Expenses....................  A-16
   Other Matters...............................  A-16
   Additional Information......................  A-16


                                                                       EMSPRO171

                                   PROSPECTUS
--------------------------------------------------------------------------------
                                 August 17, 1999



                                   Van Kampen
                              Focus Portfolios(SM)


      Internet Trust, Series 16A
      Internet Trust, Series 16B

      Morgan Stanley High-Technology
         35 IndexSM Trust, Series 8A
      Morgan Stanley High-Technology
         35 IndexSM Trust, Series 8B

      New Frontier Utility Trust, Series 7A
      New Frontier Utility Trust, Series 7B

      Pharmaceutical Trust, Series 7A
      Pharmaceutical Trust, Series 7B

      Telecommunications & Bandwidth
         Trust, Series 7A
      Telecommunications & Bandwidth
         Trust, Series 7B




                              Van Kampen Funds Inc.


                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

                             2800 Post Oak Boulevard
                              Houston, Texas 77056

              Please retain this prospectus for future reference.

                                   Van Kampen
                             Information Supplement

                     Van Kampen Focus Portfolios, Series 171



--------------------------------------------------------------------------------
     This Information Supplement provides additional information concerning the risks and operations of the Trust which is not described in the Prospectus. This Information Supplement should be read in conjunction with the Prospectus. This Information Supplement is not a prospectus, does not include all of the information that an investor should consider before investing in a Trust and may not be used to offer or sell Units without the Prospectus. Copies of the Prospectus can be obtained by contacting the Sponsor at One Parkview Plaza, Oakbrook Terrace, Illinois 60181 or by contacting your broker. This Information Supplement is dated as of the date of the Prospectus and all capitalized terms have been defined in the Prospectus.
                                Table of Contents
                                                          Page
           Risk Factors                                      2
           The Trusts                                        7
           Sponsor Information                               8
           Trustee Information                               9
           Trust Termination                                10

RISK FACTORS
     Price Volatility. Because the Trusts invest in common stocks of U.S. and foreign companies, you should understand the risks of investing in common stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Common stocks are especially susceptible to general stock market movements. The value of common stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in a Trust and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of a Trust will be positive over any period of time. Because the Trusts are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Trusts hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment.
     Dividends. Common stocks represent ownership interests in a company and are not obligations of the company. Accordingly, common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.
     Foreign Stocks. Because certain Trusts invest in foreign common stocks, they involve additional risks that differ from an investment in domestic stocks. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of a Trust, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.
     Foreign Currencies. Certain Trusts also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor's return would be reduced to about 5%. This is because the foreign currency would "buy" fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. A Trust's foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The Evaluator will estimate the currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate a Trust might obtain had the Trustee sold the currency in the market at that time.
     Liquidity. Whether or not the stocks in a Trust are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.
     Additional Units. The Sponsor may create additional Units of a Trust by depositing into the Trust additional stocks or cash with instructions to purchase additional stocks. A cash deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Trust will pay brokerage fees.
     Voting. Only the Trustee may sell or vote the stocks in a Trust. While you may sell or redeem your Units, you may not sell or vote the stocks in your Trust. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.
   Year 2000. The Trusts could be negatively impacted if computer systems used by the Sponsor, Evaluator, Supervisor or Trustee or other service providers to the Trusts do not properly process date-related information after January 1, 2000. This is commonly known as the "Year 2000 Problem". The Sponsor, Evaluator, Supervisor and Trustee are taking steps to address this problem and to obtain reasonable assurances that other service providers to the Trusts are taking comparable steps. We cannot guarantee that these steps will be sufficient to avoid any adverse impact on the Trusts. This problem is expected to impact corporations to varying degrees based on factors such as industry sector and degree of technological sophistication. We cannot predict what impact, if any, this problem will have on the issuers of stocks in the Trusts.

   Technology Issuers. Certain Trusts are concentrated in issuers within the technology industry. A portfolio concentrated in a single industry may present more risk than a portfolio broadly diversified over several industries. These Trusts, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting technology issuers because any negative impact on the technology industry will not be diversified among issuers within other unrelated industries. Accordingly, an investment in Units should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail.
   Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer related equipment, computer networks, communications systems, telecommunications products, electronic products, and other related products, systems and services. The market for technology products and services, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond timely to compete in the rapidly developing marketplace.

   The market for certain technology products and services may have only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. Additionally, certain technology companies may have only recently commenced operations or offered equity securities to the public. Such companies are in the early stage of development and have a limited operating history on which to analyze future operating results. It is important to note that following its initial public offering a security is likely to experience substantial stock price volatility and speculative trading. Accordingly, there can be no assurance that upon redemption of Units or termination of a Trust a Unitholder will receive an amount greater than or equal to the Unitholder's initial investment.
   Based on trading history, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem units, or roll over Units into a new trust, at a price equal to or greater than the original price paid for such Units.
   Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or and interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous and constantly developing industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies are incorporated into other related products, certain companies are often highly dependent on the performance of other computer, electronics and communications companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders form other customers. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.
    Telecommunications Issuers. Because certain Trusts are concentrated in the telecommunications industry, the value of the Units of these Trusts may be susceptible to factors affecting the telecommunications industry. The telecommunications industry is subject to governmental regulation and the products and services of telecommunications companies may be subject to rapid obsolescence. These factors could affect the value of Units. Telephone companies in the United States, for example, are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered. Certain types of companies represented in a Trust portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility. While a Trust portfolio concentrates on the securities of established suppliers of traditional telecommunication products and services, a Trust may also invest in smaller telecommunications companies which may benefit from the development of new products and services. These smaller companies may present greater opportunities for capital appreciation, and may also involve greater risk than large, established issuers. Such smaller companies may have limited product lines, market or financial resources, and their securities may trade less frequently and in limited volume than the securities of larger, more established companies. As a result, the prices of the securities of such smaller companies may fluctuate to a greater degree than the prices of securities of other issuers.
    Pharmaceutical Issuers. An investment in Units of certain Trusts should be made with an understanding of the problems and risks inherent in the healthcare industry in general. Healthcare companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs.
    Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trust.
    Utility Issuers. An investment in Units of certain Trusts should be made with an understanding of the characteristics of the public utility industry and the risks which such an investment may entail. General problems of the public utility industry include the difficulty in obtaining an adequate return on invested capital despite frequent increases in rates which have been granted by the public service commissions having jurisdiction, the difficulty in financing large construction programs during an inflationary period, the restrictions on operations and increased cost and delays attributable to environmental and other regulatory considerations, the difficulty of the capital markets absorbing utility debt and equity securities, the difficulty in obtaining fuel for electric generation at reasonable prices, and the effects of energy conservation. There is no assurance that public service commissions will grant rate increases in the future or that any such increases will be adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities have been experiencing many of these problems in varying degrees. Furthermore, utility stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, electric utility stock prices may be adversely affected as interest rates rise. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders form other customers. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.
    Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. Certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment and voters in many states have the ability to impose limits on rate adjustments (for example, by initiative or referendum). Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation from their customers, on the one hand, or suppliers, on the other.
    Certain of the issuers of the Securities may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remain present until completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere, such as the accident at a plant in Chernobyl, could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units.
    In view of the uncertainties discussed above, there can be no assurance that any company's share of the full cost of nuclear units under construction ultimately will be recovered in rates or the extent to which a company could earn an adequate return on its investment in such units. The likelihood of a significantly adverse event occurring in any of the areas of concern described above varies, as does the potential severity of any adverse impact. It should be recognized, however, that one or more of such adverse events could occur and individually or collectively could have a material adverse impact on a company's financial condition, the results of its operations, its ability to make interest and principal payments on its outstanding debt or to pay dividends.
    Other general problems of the gas, water, telephone and electric utility industries (including state and local joint action power agencies) include difficulty in obtaining timely and adequate rate increases, difficulty in financing large construction programs to provide new or replacement facilities during an inflationary period, rising costs of rail transportation to transport fossil fuels, the uncertainty of transmission service costs for both interstate and intrastate transactions, changes in tax laws which adversely affect a utility's ability to operate profitably, increased competition in service costs, recent reductions in estimates of future demand for electricity and gas in certain areas of the country, restrictions on operations and increased cost and delays attributable to environmental considerations, uncertain availability and increased cost of capital, unavailability of fuel for electric generation at reasonable prices, including the steady rise in fuel costs and the costs associated with conversion to alternate fuel sources such as coal, availability and cost of natural gas for resale, technical and cost factors and other problems associated with construction, licensing, regulation and operation of nuclear facilities for electric generation, including, among other considerations, the problems associated with the use of radioactive materials and the disposal of radioactive wastes, and the effects of energy conservation. Each of the problems referred to could adversely affect the ability of the issuers of any Securities to make dividend payments.

THE TRUSTS
     In seeking the Trusts' objectives, the Sponsor considered the ability of the Securities to outpace inflation. While inflation is currently relatively low, the United States has historically experienced periods of double-digit inflation. While the prices of securities will fluctuate, over time securities have outperformed the rate of inflation, and other less risky investments, such as government bonds and U.S. Treasury bills. Past performance is, however, no guarantee of future results.
     Investors should note that the above criteria were applied to the Securities for inclusion in the Trusts as of the Initial Date of Deposit. Should a Security no longer meet the criteria used for selection for a Trust, such Security will not as a result thereof be removed from a Trust portfolio.

   Stocks have been acknowledged as one of the best ways to stay ahead of inflation over time. For example, $1 growing at the rate of inflation (as measured by the Consumer Price Index) would have grown to approximately $9.16 from the beginning of 1926 to the end of 1998. Over the same period $1 invested in the common stocks comprising the S&P 500 Index, long-term U.S. government bonds or short-tem U.S. Treasury Bills would have grown to approximately $2,351.04, $44.18 or $14.96. Source: Ibbotson Associates. These figures do not take into consideration taxes or any sales charges, commissions or fees that an investor would incur in connection with these investments. The S&P 500 Index measures the performance of 500 stocks from 83 industrial groups. U.S. Treasury bonds are considered long-term investments and are subject to price fluctuations. The value of long-term bonds decline as interest rates rise. Stock indices are unmanaged, statistical composites and do not include payment of any sales charges or fees an investor would pay to purchase the securities they represent. Furthermore, an investment cannot be made in an index. U.S. Treasury bills are short-term obligations of the U.S. government that are purchased at a discount and mature at face value. U.S. government securities are backed by the full faith and credit of the government. The Consumer Price Index is a statistical measure of the annual rate of inflation; it is not an investment. The historical performance of these indices is shown for illustrative purposes only; it is not meant to forecast, imply or guarantee the future performance of any particular investment vehicle or the Trust. Securities in which the Trust invests will be different from those in these indices. Common stocks involve greater risks than government bonds and CDs, as they are more volatile and have greater potential for loss of principal.
   If you had invested $10,000 in the stocks included in the Standard & Poor's Pharmaceutical Index on December 31, 1992, it would have grown to $43,547 by June 30, 1999. If you had invested this amount in the stocks included in the Standard & Poor's 500 Index, it would have grown to $35,219 over the same time period. This is not the past performance of any Trust or a previous series of any Trust and does not indicate the future performance of any Trust. The performance figure for the Standard & Poor's Pharmaceutical Index does not reflect Trust sales charges and expenses.
   The Internet Trust and the Morgan Stanley High-Technology 35 Index Trust may offer growth potential based on the following factors. Some expect the internet audience to increase from 100 million by the end of 1998 to 320 million by 2002. The percentage of World Wide Web users making purchases online may grow from 26% in 1997 to 40% in 2002. Some expect World Wide Web commerce to increase from $2.6 billion in 1996 to $400 billion by 2002.
   If you had invested $10,000 in the stocks included in the Morgan Stanley High-Technology 35 Indexsm on December 31, 1993, it would have grown to $69,239 by June 30, 1999. If you had invested this amount in the stocks included in the Standard & Poor's 500 Index and Nasdaq-100 Index, it would have grown to $32,764 and $58,202 over the same time period. This is not the past performance of any Trust or a previous series of any Trust and does not indicate the future performance of any Trust. The performance figure for the High-Tech 35 Index reflects hypothetical Trust sales charges and expenses. The performance of any Trust will differ from the index because a Trust includes a sales charge and expenses. In addition, a Trust may not be able to exactly replicate the index and will not necessarily change if the index changes.

   The Morgan Stanley indices (the Indices") are the exclusive property of Morgan Stanley and is a service mark of Morgan Stanley and has been licensed for use by the Trusts and Van Kampen Funds Inc.
   This fund is not sponsored, endorsed, sold or promoted by Morgan Stanley. Morgan Stanley makes no representation or warranty, express or implied, to the owners of this fund or any member of the public regarding the advisability of investing in funds generally or in this fund particularly or the ability of the Indices to track general stock market performance. Morgan Stanley is the licensor of certain trademarks, service marks and trade names of Morgan Stanley and of the Indices which are determined, composed and calculated by Morgan Stanley without regard to the issuer of this fund or this fund. Morgan Stanley has no obligation to take the needs of the issuer of this fund or the owners of this fund into consideration in determining, composing or calculating the Indices. Morgan Stanley is not responsible for and has not participated in the determination of or the timing of, prices at, or quantities of this fund to be issued or in the determination or calculation of the equation by which Units of this fund is redeemable for cash. Morgan Stanley has no obligation or liability to owners of this fund in connection with the administration, marketing or trading of this fund.
   ALTHOUGH MORGAN STANLEY SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE INDICES FROM SOURCES WHICH MORGAN STANLEY CONSIDERS RELIABLE, NEITHER MORGAN STANLEY NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDICES OR ANY DATA INCLUDED THEREIN. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS AND COUNTERPARTIES, OWNERS OF THE FUND, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDICES OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND MORGAN STANLEY HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MORGAN STANLEY OR ANY OTHER PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. SPONSOR INFORMATION
     Van Kampen Funds Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of Van Kampen Investments Inc. Van Kampen Investments Inc. is a wholly owned subsidiary of MSAM Holdings II, Inc., which in turn is a wholly owned subsidiary of Morgan Stanley Dean Witter & Co. ("MSDW").
     MSDW, together with various of its directly and indirectly owned subsidiaries, is engaged in a wide range of financial services through three primary businesses: securities, asset management and credit services. These principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); real estate advice, financing and investing; global custody, securities clearance services and securities lending; and credit card services.
     Van Kampen Funds Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713)
993-0500. As of November 30, 1998, the total stockholders' equity of Van Kampen Funds Inc. was $135,236,000 (audited). (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)
     As of March 31, 1999, the Sponsor and its Van Kampen affiliates managed or supervised approximately $75 billion of investment products. The Sponsor and its Van Kampen affiliates managed $64 billion of assets, consisting of $36.6 billion for 50 open-end mutual funds, $19.5 billion for 39 closed-end funds and $8.2 billion for 106 institutional accounts. The Sponsor has also deposited more than 3,200 unit trusts amounting to approximately $35.4 billion of assets. All of Van Kampen's open-end funds, closed-ended funds and unit investment trusts are professionally distributed by leading financial firms nationwide. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R) or the IM-IT(R) trust. The Sponsor also provides surveillance or evaluation services at cost for approximately $13.4 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms.
   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION
     The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.
     The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Trust portfolios.
     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Trust. Such records shall include the name and address of, and the number of Units of each Trust held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Trust.
     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.
     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000. TRUST TERMINATION
     A Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Trust then outstanding or by the Trustee when the value of the Securities owned by a Trust, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Trust has exceeded $15,000,000). A Trust will be liquidated by the Trustee in the event that a sufficient number of Units of such Trust not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.
     Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Trusts. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Trust and in the case of a Trust will include with such notice a form to enable Unitholders owning 1,000 or more Units to request an in kind distribution of the U.S.-traded Securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the prior business day if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the U.S.-traded Securities in a Trust to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders with less than 1,000 Units, Unitholders in a Trust with 1,000 or more Units not requesting an in kind distribution will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the appropriate Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Trust his pro rata share of the balance of the Income and Capital Accounts of such Trust.
     Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.




                       CONTENTS OF REGISTRATION STATEMENTS

         This Amendment to the Registration Statement comprises the following papers and documents:


                                The facing sheet
                                 The Prospectus
                                 The signatures
                       The consents of independent public
                         accountants and legal counsel

The following exhibits:

     1.1  Copy of Trust Agreement.

     3.1 Opinion and consent of counsel as to legality of securities being registered.

     3.2 Opinion of counsel as to the Federal Income tax status of securities being registered.

     3.3 Opinion and consent of counsel as to New York tax status of securities being registered.

     4.1  Consent of Interactive Data Corporation.

     4.2  Consent of Independent Certified Public Accountants.


                                   SIGNATURES

         The Registrant, Van Kampen Focus Portfolios, Series 171, hereby identifies Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7 and Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Series 171 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 17th day of August, 1999.
                                         Van Kampen Focus Portfolios, Series 171
                                                        By Van Kampen Funds Inc.


                                                          By Christine K. Putong
                                                        Assistant Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on August 17, 1999 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Richard F. Powers III               Chairman and Chief Executive              )

                                       Officer                                )

John H. Zimmerman III               President and Chief Operating             )

                                       Officer                                )

William R. Rybak                    Executive Vice President and              )
                                       Chief Financial Officer                )

A. Thomas Smith III                 Executive Vice President,                 )
                                       General Counsel and Secretary          )

Michael H. Santo                    Executive Vice President                  )


                                                             Christine K. Putong
                                                             (Attorney-in-fact*)

--------------------------------------------------------------------------------
         *An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 136 (File No. 333-70897) and the same are hereby incorporated herein by this reference.